2024
ANNUAL REPORT

H.C. ZACHRY

Continuing the Legacy...

FIRST FINANCIAL BANKSHARES, INC.™

Compared with other banks, First Financial Bankshares is an anomaly. What's more, we have to remain an anomaly if we are to continue as a high-performing bank and retain the premium in our bank stock. We stay anomalous by providing the outstanding customer service taught by Horst Schulze, co-founder of The Ritz Carlton Hotel Company. Following his teaching, we promote a family atmosphere to ensure that our people are well taken care of and that our stockholders receive stellar returns on their investment.

As we further transform ourselves into a mid-tier bank (with assets of $10 to $100 billion), we are executing ongoing management and board succession planning so that the Company will continue to perform at very high levels in the future. The professional bankers that we have hired over the last several years have come largely from mid-tier banks, and their expertise will be very valuable to us as we grow. We have further trained, educated and mentored most of our new management team, and they are eager and ready to take the Bank to the next level by "continuing the legacy"—i.e., implementing the principles and strategies that have made this Company great. I can assure you that our new team is smarter, wiser and more in tune with today's banking industry, and already play an integral role in managing the Company.

As for those of us who have been here for a long time, we plan to step aside so new people can fill important management positions. But we plan to make ourselves available to the team to ensure they have the support and direction they will need. Our goal is for the Company to never waver from (1) providing excellent and personalized customer service, (2) delivering

unparalleled value to our shareholders, (3) enriching the lives of our employees and (4) creating a positive impact on the communities we serve.

There's one other point I want to make about the Company as an "anomaly": We have had only three CEOs over the past 71 years: Walter Johnson from 1954 to 1981 (27 years), Ken Murphy from 1981 to 2000 (19 years), and me from 2000 to the present (25 years). I challenge you to find another publicly traded company with this kind of continuity. And reflecting the Company's commitment to "continuing the legacy" is the fact that both Walter, who was the CEO, and Ken, who was President at the time, trained and mentored me. The main reason I came to First National Bank of Abilene (now First Financial Bank) 49 years ago was that it was considered one of the best banks in the country, and I wanted to learn from Walter and Ken. Our focus on constant improvement through the years strengthened and grew the Bank while maintaining its legacy of being one of the best banks in the country.

ONGOING MANAGEMENT SUCCESSION

My personal goal as I work toward retirement is to make sure that the Company has the best banking professionals in the right positions so it can successfully grow and prosper. For more details about some of our management team and our proposed board members, please see the articles on pages 10 through 17. We are very proud of our new management team, as well as the accomplishments they have achieved both personally and professionally.

In December 2024, First Financial Bankshares, Inc. announced the promotion of Ron Butler to Vice Chairman of the Executive Management Committee of First Financial Bankshares. He will continue to serve as Chief Administrative Officer of the Company. Ron has been with the Company for 32 years and, during that time, has been Senior Vice President of Commercial Lending, President and CEO of the Eastland Division, President and CEO of the Stephenville Region, and CEO of the Abilene Region. He holds a bachelor's degree from Texas Tech University and a master's degree from Tarleton State University. He also is a graduate of the Southwestern Graduate School of Banking at Southern Methodist University and the National Commercial Lending School at the University of Oklahoma. He is presently the Chair-elect of the Texas Bankers Association and Board Chair of ContinueCARE Hospital at

Hendrick Medical Center. In 2023, he was inducted into the Texas Bankers Hall of Fame; in 2024, he was honored as a Distinguished Alumnus of Texas Tech University; and in 2025, he was inducted into the Business Hall of Fame by the Junior Achievement of Abilene.

Also, in December 2024, David Bailey was promoted to President of First Financial Bankshares, Inc. and President of First Financial Bank, positions previously held by me. I will continue to serve as Chief Executive Officer and Chairman of the Board of both entities. Since David is now President of the Company, we are splitting this letter to shareholders so that he can tell you about his vision for our bright future and the things that we have recently done to make the Company more efficient and prepare us for future growth. David has been with the Bank for 21 years, starting as a Teller and moving up the ladder to become President and CEO of the Eastland Division and later Executive Vice President of Commercial Banking for the Company. He was also Executive Vice President, Chief Banking Officer. He continues to oversee all lending and treasury management functions while also serving as the Service Improvement Team co-chair. He is a graduate of McMurry University, FFIN University and the Southwestern Graduate School of Banking at Southern Methodist University. David presently serves as First Vice Chair on the Board of Trustees at McMurry University, Secretary/Treasurer of the Abilene Chamber of Commerce, Executive Board member of the Hendrick Medical Center Foundation in Abilene, and Board member of the Abilene Philharmonic Orchestra.

In December 2024, the Board of Directors of First Financial Trust & Asset Management Company promoted Lon Biebighauser to President of that company. Lon replaced Kirk Thaxton, who had been President of the Trust Company for 18 years. Kirk has transitioned to Relationship Manager on a reduced schedule and is also serving as Vice Chairman of the Trust Company's Board of Directors. Lon has been with First Financial Trust & Asset Management Company for 17 years. He has risen through the ranks from Assistant Vice President to Regional President of the West Texas Region, including the Abilene office. He is a graduate of Texas A&M University and FFIN University and is also a Certified Trust and Financial Advisor. Lon is a past Board chair of United Way of Abilene and has served on the Boards of The Grace Museum, Ben Richey Boys Ranch Foundation, the historic Paramount Theatre, Abilene Volunteer Services Council and Meals on Wheels Plus. He was also selected as one of the "Top 20 Under 40" by the Abilene Reporter-News.

The Abilene Regional Board of First Financial Bank, in December 2024, approved the promotion

of Marelyn Shedd to Chief Executive Officer of the Abilene Region, a position previously held by Ron Butler. Marelyn Shedd has been with First Financial Bank for 34 years, starting as Senior Vice President of Commercial Lending and moving up the ladder to President of the Abilene Region in 2012. She was the first female President of the Abilene Region, and now she is its first female CEO. A graduate of Baylor University, she has been honored as a Woman of Outstanding Achievement, a Business Hall of Fame Honorary, and a winner of the Rotary Club's Paul Harris Fellowship Award. Marelyn currently serves on the Boards of Abilene Christian University and Abilene Arts Alliance. She has previously served as Chair of the Boards of the Community Foundation of Abilene and of the Hendrick Medical Center Foundation.

Also, in December 2024, the Abilene Regional Board of First Financial Bank selected Marshall Morris to fill Marelyn Shedd's previous role as President of the Abilene Region. Marshall joined the Bank 14 years ago as a Credit Analyst and has risen through the ranks to Executive Vice President and Senior Relationship Manager for the Abilene Region of First Financial Bank. He is a graduate of Texas A&M University, Southwestern Graduate School of Banking at Southern Methodist University, and FFIN University. Marshall has been the Chairman of the Board of the Abilene Chamber of Commerce and the Abilene A&M Club. He has served on the Boards of Texas Trails Council Scouts of America, Abilene Young Professionals, Frontier Texas, Junior Achievement, United Way of Abilene, Young Life Committee, Abilene Preservation League and St. John's Episcopal School. He has also participated in the Chamber of Commerce's Leadership Abilene program and was selected as one of the "Top 20 Under 40" by the Abilene Reporter-News. Marshall is the eighth President of one of our regional banks to have started with the Company and to have moved up through our training programs to become President of one of our regions.

In October 2024, the First Financial Bank Board promoted Rodney Foster to Regional President of First Financial Bank Sweetwater Division. Rodney has 31 years of banking experience and previously was Executive Vice President of the Sweetwater Division. He has a Bachelor of Science degree in Agricultural Economics and a Master of Agricultural Business Management degree from Texas Tech University.

In September 2024, First Financial Bankshares, Inc. announced the election of Brian D. Goodrich as Executive Vice President and General Counsel. Brian was previously the first Senior Vice President and Deputy General Counsel of MidFirst Bank, a $38 billion privately held bank in Oklahoma City, OK. Prior to joining MidFirst Bank,

he held positions as Senior Corporate Counsel at BBVA Compass; as an attorney with Thompson & Knight LLP; as a Customer Assistance Specialist with the Office of the Comptroller of the Currency; and as a Branch Manager with Bank of America. Brian holds a finance degree from Texas Tech University and a Doctor of Jurisprudence degree from South Texas College of Law, where he was valedictorian.

In June 2024, First Financial Bank elected Dan Summerford as Executive Vice President and Director of Middle Market Banking. Dan joined the Bank after serving as Managing Director and Head of Houston Commercial Banking for East West Bank, a $53 billion bank. He began his banking career in 1994 at Wells Fargo Bank; since then, he has held several senior and executive management positions in corporate and middle market banking with various financial institutions, primarily in the Southeast Texas market. Besides contributing to banking, Dan has been active in the community, most recently serving on the Board of Trustees of the Cypress Fairbanks Educational Foundation and as a Board member of the Katy (West Houston) Area Economic Development Council. He holds a bachelor's degree from Texas Tech University and is a graduate of the Western States School of Banking at the University of New Mexico.

In May 2024, the Board of Directors of First Financial Bank, Bryan/College Station Region, announced the promotion of Nora Thompson to Board Chair and CEO and of Austin Bryan to Regional President. Nora has more than 30 years of experience in the financial services and mortgage industries in Bryan and College Station and has been serving as the President and CEO of First Financial Bank, Bryan/College Station Region, since 2021. She is a 2001 graduate of the Southwestern Graduate School of Banking at Southern Methodist University, as well as a graduate of FFIN University. In the Brazos Valley community, Nora serves as a Board member for Baylor Scott & White Health and for the Brazos Valley Fair and Rodeo. Austin Bryan is a fourth-generation banker who received his Bachelor of Business Administration in Finance degree from Texas A&M University. He also is a graduate of the Southwestern Graduate School of Banking at Southern Methodist University and of FFIN University. His previous role with us was as Executive Vice President and Senior Relationship Manager of First Financial Bank, Bryan/College Station Region. Austin's community involvement includes the Boys & Girls Clubs of the Brazos Valley, Bryan/College Station Chamber of Commerce, Bryan Rotary Club, United Way of the Brazos Valley, and the Bryan Business Council.

In February 2024, the Board of Directors of First Financial Bank, Southeast Texas Region, announced the promotion of Blaine Caillier to Regional President. Blaine started his career at First Financial Bank, Southeast Texas Region, over 13 years ago and most recently served as the Mid-County Market President beginning in 2016. Blaine is a graduate of Lamar University, the Southwestern Graduate School of Banking at Southern Methodist University, Leadership Southeast Texas, the Texas Bankers Association Management Development Program, and FFIN University. He is the seventh President of one of our regional banks to have started with the Company and to have moved up through our training programs to become President of one of our regions. He currently serves as a Director of the Nederland and Port Arthur Chambers of Commerce and as a Director of the Lutcher Theater. Additionally, he is a current member of, and past President of, the Nederland Rotary Club.

In January 2024, First Financial Bank Board of Directors elected Eric Bonnell to be the Director of Enterprise Risk Management. Eric oversees the enterprise risk management (ERM) framework to provide more transparency and structure for proactive risk management. Eric comes to First Financial from Atlantic Union Bank, a $21 billion bank in Richmond, Virginia, where he was instrumental in developing that bank's ERM framework. He has also served in a number of operational risk management and technology-related roles, including business continuity and information security. Eric earned a Bachelor of Arts degree (Computer Science) from Manhattan College and a Master of Science degree (Computer Information Systems) from Iona College. He graduated from the American Bankers Association's Stonier Graduate School of Banking and the Wharton Leadership Program, both at the University of Pennsylvania.

Also in January 2024, First Financial Bank announced the promotion of Lori Hill to Executive Vice President, Retail. Lori is an excellent selection for this position because of her 25 years of experience with the Bank. Lori began her career at First Financial while attending Abilene Christian University. She played an integral role in founding what is now the Customer Care Center. Later, she transitioned into the retail line of business, where she continued to advance her career. Most recently, she served as Senior Vice President, Retail Administrator of First Financial Bank, Weatherford Region.

In her new role, Lori will lead all retail initiatives and will work with each of our regional presidents and chief operating officers to ensure we have the best retail team in our footprint.

Most recently, in January 2025, the Board of Directors of First Financial Bank's Greater Houston Region promoted James Alexander to President of the Region. This position was previously held by Shelley Dacus, who will continue to be CEO of the Region. James has been with the Bank since 2011 and has been the Senior Lender. He was formerly Market CEO for Sterling Bank and Woodlands Market Manager for Compass Bank. James currently is Chairman of Partnership Lake Houston and Treasurer for the Splendora ISD Education Foundation. He also volunteers to teach at the Stimulating Urban Renewal program at the University of Houston's C.T. Bauer College of Business. James holds a Bachelor of Business Administration in Finance degree from Texas A&M University and a Master of Business Administration in Finance degree from the University of Houston. He is also a graduate of FFIN University and the Southwestern Graduate School of Banking at Southern Methodist University.

Also in January 2025, the Board of Directors of First Financial Bank announced the promotion of Chris Schjetnan to Executive Vice President, Director of Community Lending and Outreach. In this role, Chis will lead the Bank's affordable banking initiatives which focus on traditionally underserved communities. He will lead our ongoing efforts to ensure equitable access to banking options that serve the diverse needs of our borrowers. Born in Mexico City and raised there in a bilingual and bicultural household, Chris brings experiences and expertise that have enabled him to become a leader in community lending and outreach for our Bank. He began his career at First Financial Bank in 2012, after spending several years at Wells Fargo in credit and branch management positions. In his most recent role as Executive Vice President, Regional Consumer Lending Manager, he oversaw a team responsible for loan portfolio growth in the Bank's Chisholm Trail Region. Chris received a Bachelor of Business Administration degree from Western New Mexico University and is a graduate of the Southwestern Graduate School of Banking at Southern Methodist University, the American Bankers Association Commercial Lending School and FFIN University.

FFIN BOARD OF DIRECTORS CHANGES

We are carrying out succession planning not only at the managerial level but also at the Board level. In May 2024, the Board of Directors of First Financial Bankshares, Inc. announced the appointment of Sally Pope Davis to the Company's Board and to the Boards of First Financial Bank and First Financial Trust & Asset Management Company. She serves on the Risk Committee for the holding company's Board and on the Investment Committee for the Trust Board.

Sally retired from Goldman Sachs in April 2024 after a 35-year career at the firm. During her tenure at Goldman Sachs's Asset Management business, she co-led one of the industry's largest U.S. small-cap value funds. She also had specific responsibility for expertise and investments across the financial sector, including banks, thrifts, insurance companies, mortgages, capital markets and specialty finance. Sally spent her first 10 years at Goldman Sachs as a sell-side research analyst covering U.S. regional banking companies. Before that, she was a sell-side bank analyst at Brown Brothers Harriman. She began her career at Chase Manhattan Bank in 1981, where she was a Vice President in capital planning and held positions in corporate finance, specializing in financial institutions.

Sally holds a Bachelor of Science degree in Finance from the University of Connecticut and a Master of Business Administration degree from the University of Chicago Graduate School of Business. She is an in-demand public speaker, with experience in giving presentations to boards of directors, senior management and leadership, and risk management and investment groups. She has frequently participated on conference investor panels, has made appearances on CNBC, and has been quoted often in the financial press. She is a member of the CFA Society New York and the CFA Institute and a past President of the Bank and Financial Analysts Association.

Several Board members will be retiring within the next five years. The Nominating Corporate Governance Committee and the Board of Directors of First Financial Bankshares are submitting the names of two proposed board members in our proxy for your vote. Both of these young professionals have had long-term relationships with our Bank, are sitting on regional boards and committees, and are successful entrepreneurs who have sold companies in the last several years.

Geoff Haney has an extensive background in agriculture, where he started as a trading partner. He then became a Vice President and after that CEO and a Partner at Cape and Son, an Abilene-based company with operations in multiple agriculture commodity markets and in railroad transloading, crude oil, aggregates, frac sand, steel, wind-energy components, lumber and heavy machinery.

He is presently Dean of the Johnson School of Business at McMurry University. Geoff has a Bachelor of Science degree in Agricultural and Applied Economics from Texas Tech University. He also attended the Royal Agricultural University in Cirencester, England. He is the lead Director of First Financial Bank, Abilene Region, and is on the Regional Directors' Loan Committee. He also serves on the Bank's Asset Liability Committee. Geoff has been President of the Cottonseed and Feed Association and

Chairman of the United Way of Abilene. Presently, he is Chairman of the United Way of Abilene Foundation.

He is also a Director of the Community Foundation of Abilene; a member of the Hendrick Medical Center Foundation Board and the Nathan Segal Merit Scholarship Foundation; and the past Director of West Texas Rehab. Geoff received the 2024 Volunteer Service Award from the United Way of Abilene and the 2018 Lifetime Service Award from the Cottonseed and Feed Association.

Blake Poutra is a visionary technology leader with a proven track record of driving exceptional growth and value creation. As founder and CEO of Phennecs, he developed an industry-leading suite of enterprise data management products, scaling up from a bootstrapping company to one with over $35 million in annual reoccurring revenue in less than three years. This rapid growth culminated in his sale of Phennecs to Salesforce (NYSE: CRM), an enterprise software company with a market cap of over $250 billion.

Today, he is the Managing Partner and Principal of Big Enrichment (a venture studio), as well as (from 2023) Chief Executive Officer of Coennect; the first Center of Excellence (CoE) platform, which empowers users, removes barriers to adoption and maximizes the value derived from enterprise SaaS (software-as-a-service) applications. Blake is on the Board of First Financial Bank, Greater Houston Region, and the Board of First Technology Services, a subsidiary of First Financial Bank. He holds a Bachelor of Science degree from Texas A&M University and a Master of Science degree from the McCombs School of Business at the University of Texas.

Both gentlemen are highly successful in their lines of business and bring a great deal of expertise to the First Financial Board, so we encourage you to vote for both of them.

Our Director April Anthony has decided to retire from the Board at this year's annual meeting after 10 years of service. As a member of the Board and the Audit Committee, she has contributed extremely valuable expertise and knowledge to our Company. April is CEO of VitalCaring Group and a Managing Partner of Anthony Family Investments Partners, Ltd. We are certainly sad to see April retire, but we appreciate her years of leadership and direction, and it has been my immense pleasure to work with her through these years.

RECOGNITION

In February 2025, Forbes magazine named First Financial Bankshares, Inc. the number three bank in the country out of the 100 largest publicly traded U.S. banks and

thrifts *(https://www.forbes.com/lists/americas-best-banks)*. Forbes bases its ranking on nine metrics measuring each bank's growth, credit quality and profitability. In 2024, S&P Global—a provider of critical intelligence such as credit ratings, benchmarks and analytics covering the global capital, commodity and automotive sectors—ranked First Financial Bankshares as the number seven bank in the nation *(https://ffin.com/top-banks)*. But these were not the only recognitions we received. The Bank, our Regions and our people earned many other awards throughout the year (see page 18).

FINANCIAL RESULTS

We are very pleased with our annual results for 2024. We finished the year with strong growth in earnings, loans, deposits and trusts, and we are encouraged by the momentum we gained. For the year ended December 31, 2024, the Company reported net income of $223.5 million, or $1.56 per diluted share, compared with $199.0 million, or $1.39 per diluted share for the prior year. This was an increase of $24.5 million, or 12.3 percent. Net interest income grew $42.9 million, or 11.2 percent, to $426.7 million from $383.8 million for 2023. The net interest margin increased to 3.50 percent in 2024 from 3.29 percent in 2023.

The provision for credit losses, including provisions for unfunded commitments, totaled $13.8 million, rising $3.2 million from $10.6 million for 2023. This increase was due primarily to strong loan growth throughout the year as well as an increase in classified loans. Nonperforming assets as a percentage of loans and foreclosed assets totaled 0.80 percent on December 31, 2024, compared with 0.49 percent at December 31, 2023. Classified loans totaled $233.9 million on December 31, 2024, compared with $176.2 million on December 31, 2023.

Noninterest income increased 14.8 percent to $124.0 million from $108.0 million in 2023. The increase was due primarily to a $7.0 million gain in trust income and a $7.1 million increase in gains and losses on the sale of securities (since we had a $7.1 million loss in 2023 and sold no securities in 2024). Noninterest expenses rose 11.4 percent to $265.1 million in 2024 from $237.9 million the prior year. This was due primarily to a $3.4 million increase in officer salaries, a $4.8 million increase in officer incentives, a $2.0 million increase in medical insurance, and an $8.1 million increase in profit-sharing expenses. Officers' incentives and profit-sharing are both based on a formula for growth in earnings; since earnings declined in 2023, we had a healthy upturn in noninterest expenses in 2024. The increase in officer salaries was primarily due to scheduled merit-based raises and the addition of new officer positions

to meet regulatory requirements arising from our being over the $10-billion-in-assets threshold.

As in prior years, we outperformed our peer group of banks in several key financial metrics. Our return on average assets was 1.68 percent compared with 0.83 percent for our peers. Return on average equity was 14.51 percent versus our peers' 8.45 percent. Our efficiency ratio, which expresses expenses as a proportion of tax-equivalent revenues, decreased to 47.23 percent; our peers' ratio came in at a much higher 62.99 percent.

Total loans at year-end 2024 increased 10.7 percent to $7.91 billion from $7.15 billion at the end of 2023. Total deposits grew 8.6 percent to $12.10 billion from $11.14 billion over the same period. Consolidated assets at year-end 2024 increased by $873.8 million (or 6.7 percent); this gain was fueled primarily by the growth in deposits.

First Financial Trust & Asset Management Company again delivered solid results, thanks to a $565.2 million growth in the book value of trust assets. Total trust assets under management at year-end reached a book value of $8.11 billion, a 7.5 percent increase from $7.55 billion at the end of 2023. The market value of the trust assets grew to $10.83 billion, up 10.8 percent from $9.78 billion at year-end 2023. Total trust fee income for 2024 grew as well—to $47.4 million from $40.5 million—a 17.3 percent gain. Within that category, trust and estate fee income grew $5.1 million, while oil and gas fee income grew by $1.9 million. The trust company's net after-tax earnings increased 19.0 percent to $25.7 million from $21.6 million.

COMMUNITY AND NEIGHBORHOOD INVOLVEMENT

Our Bank has always adhered to the philosophy that we are only as successful as the communities we serve. To become a better bank, we strive to improve the quality of life in each of our communities. Besides providing the latest in financial services, we participate on local nonprofit, civic and church boards, volunteer our time, help raise money and contribute in other ways. The work our team does every day amazes me. We spotlight their efforts with our annual Day of Service, which last year took place on October 14th, the Columbus Day holiday. On that occasion, we had approximately 1,000 employees serving 63 agencies and organizations across Texas.

We design our banking products and services to meet the needs of all neighborhoods, from the lowest- to the highest-income. I am especially proud of our ongoing contributions to low-income neighborhoods, where we teach classes in financial literacy, homebuying and fraud

prevention. We also offer classes on how to utilize our products and services, including our very competitive free checking, savings accounts, affordable home mortgage loans and other tailored loan programs.

These loan programs served our markets well in 2024 as we made 1,005 of those loans in majority-minority census tract (MMCT) markets, in addition to the 1,075 loans in 2023. In 2024, 25.3 percent of the overall mortgage loans were made in MMCT markets.

We attribute the success of our strong market share in the majority-minority markets to partnerships we have formed with builders, developers, realtors, city leaders and nonprofit organizations across our footprint. This is the area that Chris Schjetnan, as the new Executive Vice President, Director of Community Lending and Outreach, will be leading.

A great example of how the Bank can make a big difference in low-income areas is the Landmark at Abilene redevelopment project. Here, the Bank is partnering with the Overland Property Group, the Texas Department of Housing and Community Affairs and the Midwest Housing Equity Group. We have committed $5.5 million to support the historic renovation of the former Travis Elementary School into low-income housing units for senior citizens. We are nearing completion, and we are looking forward to the ribbon-cutting and provision of beautiful new apartments for senior citizens. We have also made commitments to similar projects in San Angelo and Stephenville. All of these efforts were recognized in our Community Reinvestment Act exam by The Federal Reserve Bank of Dallas this last year when they rated us "outstanding".

The Texas economy continues to have strong growth, and our Regions mirror that growth in both population and diversity. Just like Texas, our Regions mirror the communities we serve and I am proud to say that 70 percent of our workforce are women and 46 percent are minorities, which include racial, disabled, and veterans. Our goal of serving all neighborhoods and our diverse workforce have certainly increased the organic growth of our Bank. We continue to add bilingual employees so that whether it is in our lobbies or phone center, we can increase our customers' comfort by serving them in their native languages. Now I will let David Bailey tell you about the future of our Company. Thank you for your ownership.

F. Scott Dueser
Board Chair and CEO

Led and mentored by some of the best bankers in the country, we have embarked on a journey to take First Financial Bankshares into the next era. We have taken on this task with extreme enthusiasm but also with a humble heart, since the Company has compiled an impressive track record over its 135-year-plus history. Just last year, as Scott Dueser relates in his portion of the letter to shareholders, the Company achieved substantial balance sheet and income statement growth by implementing strategic initiatives that will play a pivotal role in preparing the Company for the future. A blueprint built for both short- and long-term success, this strategic plan will enable First Financial Bankshares to continue delivering on the promise of putting "You First."

REGIONAL CONSOLIDATION

Much of the success we have all experienced as shareholders of First Financial Bankshares arises from our culture of being "One Bank, Multiple Regions." Our regional banking model not only has driven our growth but also has enabled us to provide First-Class Service to our customers. To continue our organic growth and be able to purchase banks, we had to look for ways to create stronger teams, enhance our efficiency, and not sacrifice what makes our bank special. In other words, we had to continue combining the best of "Big Bank" customer benefits with the local decision making and involvement of a community bank.

Throughout this annual report, you will notice a change from prior years. After months of planning, we consolidated our previous 12 regions into eight motivated regions, effective January 1, 2025. These regions are fully aligned to the strategic initiatives of the Company and our Mission of "building loyal lifelong relationships." This consolidation was about much more than streamlining our operations—it

brought together seasoned bankers to build management teams that will help guide our Company in the next era of our history. Following is an outline of these newly consolidated regions:

West Texas Region: Representing a diverse economic landscape, the West Texas Region, led by the management team of Chris Evatt, Rodney Foster and Robert de la Cruz, has the largest geographic footprint of any of our regions (covering over 280 miles from the southernmost branch to the northernmost). The partnering of these markets brings together our largest agriculture and oil/gas regions, which will look to benefit from their core customer base and from the continuously emerging economic activity driven by the Permian Basin.

Cross Timbers Region: At the northern tip of central Texas, we find the Cross Timbers Region, led by the management team of Justin Hooper, Trent Swearengin and Candi Kanady. Within the footprint of its constituent four counties, we find some of our longest tenured leaders and oldest regions in the Company. Together, they will benefit greatly from the substantial investments in higher education, residential development and recreation that feed off the westward-expanding Dallas–Fort Worth (DFW) market.

Chisholm Trail Region: The new Chisholm Trail Region, led by the management team of Marcus Morris and Austin Elsner, embraces its roots in a once highly traveled cattle trail to bring a little West Texas into the heart of the DFW metropolitan area. As one of our fastest growing regions, this market not only is leading our efforts to spur growth in underserved housing areas, but also is setting the pace in commercial and real estate expansion. Such expansion is driving significant and diversified balance sheet growth and trust opportunities for the Bank.

Greater Houston Region: Representing some of the newest markets in the Bank family, the Greater Houston Region is led by the management team of Shelley Dacus, James Alexander and Chris Baughman. This geographically large and diverse region—which extends from Huntsville in the north to the coastal community of Palacios in the south—is a hotbed of significant residential growth and commercial investment from some of the top Fortune 500 companies in the country. Primed with industry-leading treasury and wealth management solutions, our team is competing very favorably in this highly-sought-after market of Texas.

These four regions, along with our other four—*Abilene, Southlake, Bryan/College Station and Southeast Texas*— have strong management teams that are fully aligned with one another and with the Company's management team and Board. The individual region pages of this annual report highlight all of our management teams further and illustrate the vibrant economies and communities we serve.

BRANCH AND FOOTPRINT EXPANSION

While we look for ways to expand and improve our management teams, we also look for ways we can provide higher quality services to our customers through our branch network. In the spring of 2024, we opened a new state-of-the-art, full-service branch on Highway 21 in Bryan. This new branch, which brings retail and commercial banking services to the residents of northeast Brazos County, replaced a limited-service location inside of a convenience store. This new branch investment reflects our commitment to always seek ways to provide superior service to our customers.

Over the past year, we also invested heavily to transform unutilized space in our Abilene operations center into a cutting-edge treasury management department, (the department had outgrown its previous, downtown location). This investment was a direct result of growing our commercial deposit base and needing to increase our support and service to these valued customers.

To further invest our Bryan/College Station Region, we want to expand our presence in Franklin, in Robertson County, by identifying a property where we can construct a new full-service location. This new branch would replace an existing limited-service location in that market. This expansion highlights the confidence we have in the growth of this region and will further identify us as a leading community bank in the area.

To bring better banking services to underserved markets, we look forward to breaking ground on a new location in the heart of Beaumont. This new location will bring much-needed retail and commercial banking services to an area of Southeast Texas that lacks adequate banking options. Adding the branch will enable us to build upon the substantial momentum we have gained in serving small business customers and minorities in that market.

Finally, in 2025, we look forward to beginning two projects in downtown Abilene. We have acquired a full city block across from our main bank location, on which we will build a new drive-through location to serve both retail and commercial customers. Also, utilizing excess capacity in our downtown building, we plan to remodel the

fourth floor to relocate our holding company team there. This will bring the team into the same office space for greater collaboration.

CONTINUING THE LEGACY

We are excited about the opportunities that exist for First Financial Bankshares in each of our markets and in the overall Texas economy. As highlighted earlier by Scott, we continue to build a team of first-class bankers within our Company who will help guide our growth and ensure we remain safe, sound and secure. Strengthened by one of the best management training programs in the banking industry, the regional leaders highlighted in this annual report represent the best of the best in Texas banking.

Another top priority for us this year will be capitalizing on the organic growth opportunities in our markets. We must drive continued growth in both high-quality loans and core deposits to achieve improvement in our net interest income. Additionally, with one of the best mortgage teams in Texas, First Financial Mortgage looks to take advantage of a hopefully improving buyers' market in Texas to grow this important source of noninterest income. Finally, First Financial Trust & Asset Management continues to be one of the highlights of our organization. Lon Biebighauser, its newly promoted President, and his team will partner with the Bank to ensure we focus on generational banking for our clients and customers.

With a strong capital position and one of the most highly valued publicly traded bank stocks in the country, First Financial Bankshares, Inc. is primed to take advantage of an improving M&A market within the industry. Recently, we have seen multiple bank mergers announced, and there seems to be much enthusiasm by investment bankers heading into 2025. We will continue to look for opportunities to deploy our capital and liquidity in an accretive way to find great bank partners that will help fill out existing markets for our Company or enable us to enter new strategic markets across Texas.

Our team of over 1,500 bankers strives every day to achieve our Vision of being the "Undisputed Leader in the Financial Industry." It is truly an honor to be associated with the fine people who make up the First Financial Bankshares family. We look forward to serving you every day and are all extremely excited about the future of the Company.

David Bailey
President

David Bailey learned early the values that would shape his career in banking: faith, family, and service to community. As the son of two educators, one of whom had previously served as a funeral director, David absorbed these principles in the small town of Clyde, Texas, where he spent his entire childhood.

This rural upbringing led Bailey to McMurry University on a physics scholarship, though he would eventually find his calling in finance. The catalyst? A memorable experience getting his first car loan at age 15 from People's State Bank in Clyde, now part of First Financial Bank. The loan officer – who would end up working side-by-side with Bailey in the future – made a profound impact on him and his career path.

David met his wife Ashley at McMurry University and knew quickly they would build a life together centered on the values instilled in them through their West Texas upbringings. Inspired by their parents, they built a life centered around family values. Both are committed to their church and community service and have passed that dedication to their two children.

Bailey's journey to First Financial Bank wasn't immediate – it took nine applications before he landed his first position as a teller while still in college. From there, he worked his way through various roles: Personal Banker, Credit Analyst, Loan Review Analyst, Commercial Lender, Regional President, and most recently, Chief Banking Officer.

"Every time I think about my success, I think about the people that have supported and sacrificed for me," David reflects, "starting with my parents, who instilled in me from an early age the value of personal relationships, service to our community, and graciousness towards everyone; my journey in life has been guided by the wisdom of those who support me."

Due to his passion for education and music, Bailey serves as a board member for both McMurry University and for the Abilene Philharmonic. He is an avid pianist, playing since the age of six, and has performed in multiple local theatre productions. Music remains a constant in David's life, serving as both escape and meditation. "Whether it's in self-reflection, or whether it's in prayer, it's always done behind the piano or listening to music. That's where I can truly find rest," he says.

As he steps into his new role as President of First Financial Bankshares, Bailey emphasizes the importance of continuing First Financial's legacy of community banking. "Our bank is only as good as the communities we serve," he notes. "It's our duty to be good stewards of the resources that our company has been given to better serve our customers."

For David, success isn't measured in traditional banking metrics alone. "They're going to remember the numbers we produce as a bank, but they're also going to remember how many people we helped while we produced those numbers," he says. "Service is the measure of a life well lived."

This philosophy of service-oriented leadership, grounded in faith and family values, will guide Bailey as he leads First Financial Bankshares into its next chapter. "All we can do is continue to build upon the great foundation of our company," he says, "working every day to improve the lives of our customers, shareholders, employees, and communities."



Growing up in the country outside of Graham, Texas, Lon Biebighauser learned early lessons in hard work, perseverance, and problem solving that would shape his approach to financial leadership. As the new President of First Financial Trust & Asset Management Company, he brings these fundamental values, along with 16 years of experience at the Company, to guide the organization's next chapter.

"I love helping our clients, whatever the need is," Lon says. "Investment management, retirement planning, estate planning – I enjoy helping our clients create and build strategies and plans that provide opportunities for them and their families." This passion does not just apply to his client relationships. Biebighauser is a firm believer in cultivating the lives of his team members as well.

For Biebighauser, leadership isn't about ego; it's about privilege and responsibility. "I feel privileged to be entrusted with the oversight of our organization, of our people, and ultimately the impact that it has on our clients," he says. "It's humbling that they have an honest trust in my leadership."

His approach to client service is deeply personal, reflecting the similar nature of trust and asset management. "We truly work with generations in the intimate details of their lives," he explains. "We're involved when clients welcome children and grandchildren into their families, in conversations around planning for their future goals and needs." This level of involvement often extends beyond financial matters, from attending clients' weddings to hospital visits when the most critical of decisions need to be made.

A magna cum laude graduate of Texas A&M University with a degree in finance, Lon sees clear parallels between the Bank's mission and community service. "A bank is an economic engine for a community," he notes. "Whether it's on the commercial banking side or wealth management, you're assisting in building businesses and generating wealth that provides opportunities to employ people, which improves lives and can assist others in need. Through that, you're lifting the entire community."

When not focused on client service or community leadership, Biebighauser enjoys outdoor activities with his family, including camping, hiking, and working on their land. Married to his wife, Christy, for 20 years and raising two children, he maintains the same hands-on approach to life that he learned on his family's land.

Looking to the future, Lon emphasizes the importance of expanding the reach of First Financial Trust while maintaining its core values. "We're not trying to change what we're doing or who we are," he explains. "We're trying to determine the best ways to get our message in front of more people because there are many who need our services."

This balance of growth, tradition, and a deep commitment to servant leadership positions First Financial Trust & Asset Management Company for continued success under Lon's guidance.



For Marelyn Shedd, banking has always been about more than numbers. Drawing from her formative years as the daughter of missionaries in Mexico City, she learned the value of compassion and service to others. Marelyn has spent more than three decades at First Financial Bank, building relationships and strengthening the Abilene community.

This foundation of empathy and service, instilled in her by her parents, shapes her approach to banking today. "We really can't be successful unless each of the communities we serve are successful," Shedd reflects. Her philosophy of banking centers on a simple but powerful principle: treating customers how you would want to be treated. "It's about being part of somebody's life to realize goals and make sure they feel like they have a good banker who can be an advisor."

Throughout her career, Marelyn has witnessed numerous economic cycles and understands that a community bank's role extends beyond just the positive times. "Banks have to be there for both good times and bad," she notes. "Whether it's a great economy or not, you've got to work through some of those times. In those downtimes, customers need to feel like they have a partner."

Shedd has significantly impacted Abilene's growth and development; her banking expertise has helped shape the community's business and residential landscapes. She has guided many thriving local businesses from their beginnings, assisted families in realizing homeownership, and played a key role in numerous commercial development projects that have transformed the city.

Her commitment to mentorship has helped shape the next generation of banking leaders at First Financial. Marelyn takes pride in the Bank's robust internal development programs and its success in cultivating leadership from within. "Our internal training team has done such a good job in terms of preparing those coming out of our credit analyst program," she says. "It's been so gratifying to watch."

Shedd credits First Financial's unique culture for this success, acknowledging the Bank's emphasis on making employees feel part of the bigger picture through initiatives like the 21 Non-Negotiables and regional decision making. This approach, combined with strong mentorship and continued education opportunities, has created an environment where young bankers can thrive and grow into leadership roles. Marelyn also credits each region's advisory board for playing an instrumental role in providing feedback, referrals, and collective wisdom from each board member's area of expertise.

As she looks to the future, Shedd is enthusiastic about First Financial's next generation of leaders. "I'm excited. We have such talent coming up," she says. While she acknowledges feeling occasional melancholy as she approaches the later stages of her career, she's proud to have played a role in mentoring the Bank's future leaders and continuing a legacy of service.

From her first day with the Company, Marelyn has exemplified First Financial's commitment to exceptional customer service and community development. She has proven that success in banking isn't just about financial transactions - it's about building lasting relationships and helping others achieve their dreams.



Luke Longhofer's path to becoming Executive Vice President and Chief Credit Officer at First Financial Bankshares began with a fortuitous internship at the FDIC's Memphis field office. That early experience, suggested by Dr. Anne Macy, an impactful West Texas A&M professor, shaped his passion for community banking.

"I got to see hundreds of banks and just came to understand the importance of community banking," Luke recalls. "It's the only banking I really know and all I want to know."

His time at the FDIC, particularly during the 2008 financial crisis, proved invaluable. "One of the most difficult times, but probably the best experience of my life, was working through the financial crisis," he says. "I traveled the country and got to see a lot of what not to do, and certainly, along the way, I got to see some banks that did the right things."

Longhofer first became aware of First Financial's commitment to excellence during his studies at the Southwestern Graduate School of Banking at SMU in 2009. "Whenever there was a study across the classroom of who had the best ROA, who had the best efficiency ratio, or who had the best net interest margin, First Financial always had the best," he notes.

After this introduction, he joined First Financial in October 2010 as Loan Review Manager. The move wasn't just about career advancement – it was about family. He and his wife Sharra, whom he began dating when they were 15, wanted to raise their children in Texas.

Luke attributes his success to an unwavering work ethic instilled in him by his parents and grandparents while living in Amarillo. "I was never going to be blessed with God-given talents," he reflects. "Any success in my life or career was going to come from having outworked the person next to me."

This dedication hasn't gone unnoticed. In his 14 years with First Financial, Longhofer has earned respect throughout the organization for his focused approach and commitment to excellence. Now, as Chief Credit Officer, he sees tremendous opportunity in First Financial's future, built on the strong foundation laid by his predecessors.

"The most beautiful part about this Company is its foundation," he says. "With our balance sheet strength and being located in the greatest state in the country, there are so many opportunities ahead."

When not focused on banking, Luke and Sharra dedicate their time to their two sons and youth mentoring initiatives in the community. It's a natural extension of his belief in teamwork, a value he learned through years of competitive soccer.

"This company depends highly on teammates," Luke explains. "Its success, and certainly my own success, has always been driven by the people around me."



From the rural villages of Ghana to the executive offices of First Financial Bankshares, Kyle McVey's life journey exemplifies the unique perspective and tireless work ethic he brings to his leadership role with the Company.

Adopted at an early age and raised by missionary parents in Ghana, Kyle spent his formative years immersed in diverse cultures across West Africa. By age 14, he was already displaying his entrepreneurial spirit by managing various agricultural ventures and even establishing a successful animal husbandry business that caught the attention of regional officials. This early exposure to cross-cultural business dealings and hands-on management would later prove invaluable in his banking career.

After returning to the United States for college, McVey's work ethic continued to shine. While maintaining near-perfect grades as a double major in management and accounting-finance at Abilene Christian University, he worked 35-hour night shifts at Rentech Manufacturing. "I didn't sleep much," Kyle recalls, "but that's where I learned the value of quality organizations and working my way up." His experience at Rentech, where he advanced from tube buffer to certified welder while playing college football and maintaining academic excellence, reinforced his belief in the importance of understanding operations from the ground up.

Following graduation and two years with KPMG LLP in Jacksonville, Florida, McVey joined First Financial Bankshares in 2011. Today, he oversees the Company's financial reporting, accounting operations, external audit, and investor relations. Since joining the Company, he has been instrumental in driving organizational excellence and cultural transformation. Together with colleagues, he helped develop the Bank's four-pillar approach, which focuses on employees, customers, shareholders, and community. This framework, known as the Company's "21 Non-Negotiables," has become a cornerstone of First Financial's operational philosophy.

Kyle is particularly proud of the initiatives he's helped implement to enhance internal communication and team dynamics. As co-chairman of First Financial's Customer Service First program, he has been a driving force behind the Bank's service culture. "We've made significant strides in how we build each other up inside the organization," he notes. "It's about helping people understand they're not just fulfilling a function – they need to feel purpose and belonging."

Looking ahead, McVey maintains his characteristic drive for continuous improvement. "There is always more work to be done," he says, acknowledging that while progress has been made, excellence is a never-ending journey. His problem-solving mindset and passion for positive change continue to influence the Company's strategic direction.

Kyle's unique background, combining international experience with deep, local roots, puts him in a position to successfully help guide First Financial's future growth. His commitment to community service is illustrated by his leadership in organizing the Company's Day of Service initiative, which earned the Texas Bankers Association's Cornerstone Award for outstanding community involvement. His leadership philosophy, shaped by early experiences and refined through years of hands-on work across various industries, emphasizes the importance of empowering people while maintaining organizational excellence – a balance that will be essential as First Financial continues to evolve in an increasingly dynamic financial landscape.





With over three decades of experience at Goldman Sachs and a deep understanding of the banking industry, Sally Pope Davis brings a unique perspective to First Financial Bankshares' Board of Directors. Her appointment in early 2024 follows a distinguished career at Goldman Sachs, where she most recently served as co-head of the firm's small-cap value strategy within the asset management division.

"Sally's extensive knowledge of the banking industry and her investor's perspective on creating sustainable shareholder value make her an outstanding addition to our board," says Scott Dueser, CEO of First Financial Bankshares. "Her long-term familiarity with our Company and our commitment to excellence will help guide our future growth."

Sally's relationship with First Financial began in 2006 when, as part of Goldman Sachs' small-cap value team, she made one of her first investment decisions in the Company. "I was impressed with the quality focus of the Company, especially asset quality, its strong balance sheet with plenty of core equity capital, and strong reserves," Davis recalls. "It had an impressive stable deposit base, excellent profitability and returns, and a focused management team."

Her banking experience spans several economic cycles, beginning at Chase Manhattan Bank in corporate finance and capital planning. Throughout her career, she navigated numerous financial challenges, including the savings and loan crisis, multiple real estate downturns, the dot-com bubble, and the 2008 Global Financial Crisis.

After a decade as a sell-side analyst covering U.S. regional banks during the transformative 1990s, Sally joined Goldman Sachs Asset Management in 2001. Her investment philosophy emphasizes the importance of quality in management, balance sheets, cash flow, and returns – an approach that aligns perfectly with First Financial's banking principles and commitment to customer service.

Looking ahead, Davis sees significant opportunities for First Financial in the state of Texas. "It is one of the most dynamic growth and business environments in the country and, therefore, the globe, and it is our backyard and our market," she notes.

Throughout her career, Sally has been guided by two core principles: treating others as you would like to be treated and always acting with integrity. These values were introduced by her mother, who became the sole household earner and single parent after being widowed at a relatively young age. This foundation has inspired Davis' passion for education; for over 25 years, she and her husband have sponsored young women at an all-girls high school in New York City, helping them access quality education and college opportunities.

After spending decades in office environments, Sally finds balance through outdoor activities, particularly fly-fishing, which she values for its meditative qualities and connection to nature. A lifelong commitment to health and wellness keeps her active through swimming, cardio, and strength training.

As First Financial continues to navigate an evolving financial landscape, Sally emphasizes the importance of balancing technological innovation with personal relationships. "Banking is an amazingly competitive business, and technology continues to break down the barriers for new entrants," she observes. "As customer service, relationships, and the human touch are such differentiators, even in this age of automation and AI, they should always remain a high priority for First Financial."



From commodity trading to university leadership, Geoff Haney brings a diverse perspective to First Financial Bank. Currently serving as Dean of McMurry University's School of Business, Haney combines agricultural business acumen with a passion for developing the next generation of leaders. In addition to his tenure on the Abilene Region board, Geoff is a current nominee for the First Financial Bankshares board, where his agricultural background will bring key insights to the Company.

"It was a no-brainer to join the Abilene Region board," Geoff says, regarding his decision to serve. "As both a personal and business customer, I've experienced firsthand the Bank's commitment to customer service and its drive to help businesses grow. The Bank's knowledge and expertise helped our companies succeed. Now I feel inspired watching the next generation lead the Bank forward."

After studying agricultural economics at Texas Tech University, Haney began a career in agribusiness. This formative time in his career taught him the value of building long-term relationships with customers, a philosophy that aligns perfectly with First Financial's approach. "The Bank serves multiple urban and rural regions across Texas and the culture of exceptional customer service based on sound financial principles and ethics builds generational customers."

Just a few years ago, Haney sold his families agribusiness firm. He now spends his days shaping future leaders at McMurry University. "It's fun to contribute to their personal growth," he says. "Students are eager to learn and do things... It's rewarding to guide them through the process."

Geoff sees exciting opportunities ahead for First Financial as banking evolves beyond traditional services. "Innovation continues to shape the way banking is delivered to meet customers' changing needs", he observes. "New offerings, particularly in business technology, show our ongoing commitment to customers."

He particularly appreciates First Financial's commitment to local leadership through its regional boards. "Board members need to be leaders in their local communities," he explains. "Knowledge of the local community helps guide decision-making every day at the Bank."

A father of three, Haney's world revolves around family, work, and community service. The Houston native, who grew up playing sports and taking on leadership roles in high school, credits these early experiences with making him unafraid to tackle new challenges.

"All these experiences taught me to look for solutions and embrace new opportunities," he says. When not focused on board responsibilities or university duties, Geoff enjoys traveling with his family and exploring the outdoors, finding joy in watching his children discover new places and experiences.



A successful technology entrepreneur and current nominee to the First Financial Bankshares' board of directors, Blake Poutra brings a unique perspective to the intersection of traditional banking and digital innovation. His experience building and scaling technology companies, particularly in the Salesforce ecosystem, offers valuable insights as the Bank continues evolving in an increasingly digital world.

"First Financial is in one of the best positions you can be in because it's built on foundations of relationships, service, and caring," Poutra observes. "Technology alone can't create that foundation. The Bank has these incredible relationships, and now we have the opportunity to enhance them through technology."

Blake's entrepreneurial spirit began when he modernized his father's printing company. Along the way, he learned valuable lessons about small business operations and customer service. This experience led him to develop technology solutions that help organizations better serve their customers. This is highlighted in his most recent work with Coennect, a center of excellence platform for large organizations.

His approach to joining First Financial's board was characteristically direct. "I challenged them that if I wouldn't have an impact on the technology front, then I was wasting everyone's time," he says. "It's important to see how strong the Bank is but also see the changes that need to happen to meet customers' evolving needs."

Poutra envisions a future where First Financial can provide a comprehensive "customer 360 view" across its various regions and product lines. "We need to bring a full view of the customer so we can serve them best," he explains. "It's about meeting customers in the way they want to be met, which looks different in Texas than it does in New York City."

While he generally describes himself as risk-averse, Blake is aggressive in technology implementation, which is his area of expertise. As a self-described serial entrepreneur who has "had more failures than wins," he brings a valuable perspective on innovation: "You can lose by running out of money or by quitting, and there is no quitting."

Outside of his board responsibilities, Poutra's focus is on family. He coaches his son's baseball team and has created a home environment where practice and family time blend seamlessly. This commitment to family mirrors First Financial's dedication to personal relationships in banking.

Drawing from lessons learned from his parents — his mother's emphasis on education and his father's strong work ethic — Blake aims to help First Financial maintain its strong foundation while embracing technological advancement. "It's about enhancing, not replacing, the human connections that make First Financial special," he says.



SWEETWATER READERS' CHOICE
- THE SWEETWATER REPORTER -

- BEST BANK
- BEST MORTGAGE COMPANY
- BEST FINANCIAL ADVISOR:
WAYNE CHOWNING
- OUTSTANDING FEMALE CITIZEN OF THE YEAR:
DEBBIE ANTHONY

BEST OF THE BEST
- INSITE BRAZOS VALLEY MAGAZINE & BRYAN/COLLEGE STATION THE EAGLE -

- BEST BANK
- BEST PLACE TO WORK
- BEST CUSTOMER SERVICE
- BEST MORTGAGE COMPANY
- BEST LOCAL VOLUNTEER:
MELANIE MOTLEY

JOHNSON COUNTY BEST OF THE BEST
- CLEBURNE NEWS FLASH -

- BEST BANK
- BEST PLACE TO WORK
- BEST MORTGAGE PROVIDER
- BEST BANKER & LOAN OFFICER:
KIM HAMILTON

BEST OF TARRANT COUNTY
- LIVING MAGAZINE -

BEST BANK

DISTINGUISHED SCHOLAR
- SOCIETY FOR MARKETING ADVANCES -



DR. ELI JONES

FORT WORTH'S BEST COMPANIES TO WORK FOR 2024
- FORT WORTH INC.-

SOUTHEAST TEXAS BEST OF THE BEST AWARDS
- THE ORANGE LEADER & THE PORT ARTHUR NEWS -

BEST BANK

BEST OF DEAF SMITH COUNTY
- THE HEREFORD BRAND -

BEST BANK & BEST TELLER:
REINA BACA

100 HISPANIC BOARD MEMBERS MAKING A DIFFERENCE
- BOARD RECRUITMENT MAGAZINE -



VIANEI LOPEZ BRAUN

AMERICA'S BEST BANKS #3
- FORBES -

HONORARY HEREFORD BULL
- HEREFORD CHAMBER OF COMMERCE -

ROBERT DE LA CRUZ

TOP DOLLAR VOLUME & MOST LOANS CLOSED:
Corie O'Connor, Sarah Kappel & Steve Harding

TOP 10 IN CUSTOMER SATISFACTION:
Corie O'Connor
- THE SCOTSMAN GUIDE -

COLLEGE OF ENGINEERING, ARCHITECTURE & TECHNOLOGY HALL OF FAME
- OKLAHOMA STATE UNIVERSITY -

ROBERT C. NICKLES, JR.

BEST IN PARKER COUNTY
- THE WEATHERFORD DEMOCRAT -

- BEST BANK
- BEST MORTGAGE PROVIDER
- BEST BANKER:
JORDAN HAYNES

BEST IN PALO PINTO COUNTY
- THE WEATHERFORD DEMOCRAT -

- BEST BANK
- BEST MORTGAGE PROVIDER
- BEST BANKER:
KATHY FOWLER

BEST OF ERATH COUNTY
- THE STEPHENVILLE EMPIRE TRIBUNE -

BEST BANK

#7 BANK IN THE NATION
- S&P GLOBAL -



DISTINGUISHED ALUMNI AWARD
- TEXAS TECH UNIVERSITY -



RONALD D. BUTLER II

20 UNDER 40
- ABILENE CHAMBER OF COMMERCE -



COLLIN HEIDENHEIMER

WOMEN OF OUTSTANDING ACHIEVEMENT
- Abilene Branch of the American Association of University Women -



PATTY VALERO



SHINING STARS
DEDICATED TO EXCELLENCE

At First Financial, our service philosophy focuses on exceeding our customers' expectations. This dedication drives us to acknowledge and celebrate our Shining Stars, individuals who consistently demonstrate our mission of building loyal, life-long relationships by providing first-class service with personal attention. We take pride in recognizing these outstanding team members each year by bringing them together from across the state.

Our Shining Stars and their guests are welcomed to Abilene each summer for a full day of festivities. In 2024, this included an exclusive tour of the Abilene Zoo, as seen in the photo below. In the evening, we host a reception to individually recognize and acknowledge the hard work of each Shining Star. The day ends with a gathering at the home of Scott Dueser, who hosts a delightful dinner featuring a meal from the renowned Perini Ranch. This dinner is not just a meal, but a celebration of hard work and dedication, where our Shining Stars and their families come together to relax and enjoy each other's company. It's a special occasion that emphasizes our commitment to recognizing the contributions of our employees. We are immensely proud of our 2024 Shining Stars and look forward to continuing this wonderful tradition.

CONGRATULATIONS, SHINING STARS!

Abilene: Steve Waller
Bankshares: Clarke Hudgins
Bryan/College Station: Rebecca Conn
Cleburne: Jennifer Petrie
Conroe: Luis Bonilla
Eastland: Anabel Alanis

Fort Worth: Pamela Terry
FTS: Willie Towner
Hereford: Zach Lauer
Kingwood: Shirley Evans
Mortgage: Vanessa Faz
San Angelo: Mayra Davila

Shared Services:
Lending - Kasey Nixon
Treasury Mgmt - Madison Martin
Southlake: Nathan Williamson
Stephenville: Brittney Whitten
Sweetwater: Crystal Martinez
Weatherford: Cameron Holder



OKLAHOMA

ARKANSAS

NEW MEXICO

LOUISIANA

Deaf Smith

Wise

Denton

Fisher | Jones | Shackelford | Palo Pinto | Parker | Tarrant | Dallas

Nolan | Taylor | Callahan | Eastland | Erath | Hood | Somervell | Johnson | Ellis

Ector

Tom Green

Robertson

Brazos

Walker

Montgomery

Hardin

Orange

Jefferson

Travis

Harris

Fort Bend

Wharton

Matagorda

● Bank Location
▲ Trust Location
★ Mortgage Only

FIRST FINANCIAL BANK LOCATIONS

Abilene 325.627.7000	Eastland 254.629.6100	Newton 409.379.2200
Acton 817.573.6900	El Campo 979.543.6441	Odessa 432.367.8900
*Addison 972.385.8239	Fort Worth 817.410.4979	Orange 409.883.3563
Albany 325.627.7905	Franklin 979.364.6025	Palacios 361.972.2585
Aledo 817.341.5200	Glen Rose 254.898.6304	Port Arthur 409.726.8000
Alvarado 817.774.5100	Granbury 817.573.6900	Ranger 254.629.6100
*Austin 512.422.1782	Grapevine 817.722.8980	Rising Star 254.629.6703
Beaumont 409.600.6456	Hereford 806.363.8200	Roby 325.776.2261
Boyd 940.683.8760	Huntsville 936.295.2224	San Angelo 325.659.5900
Bridgeport 940.683.8700	Katy-Fulshear .. 281.346.0221	Southlake 817.410.2915
Brock 817.598.2600	Keller 817.329.8625	Spring 346.328.6910
Bryan 979.260.2100	Kingwood 281.318.4600	Stephenville ... 254.965.5036
Burleson 817.774.5100	Lumberton 409.751.7122	Sweetwater ... 325.235.6600
Cisco 254.629.6161	Magnolia 936.273.4700	Tomball 281.523.1380
Cleburne 817.774.5100	Mauriceville ... 409.745.3755	Trent 325.235.6617
Clyde 325.627.7000	Merkel 325.235.6660	Trophy Club 817.329.8615
College Station... 979.260.2100	Midlothian 972.723.7150	Vidor 409.769.5413
Conroe 936.760.1888	Mineral Wells .. 940.327.5400	Waxahachie ... 972.723.7150
Cut and Shoot 936.788.2121	Montgomery .. 936.597.5997	Weatherford ... 817.598.2600
Decatur 940.683.8780	Moran 325.627.7905	Willis 936.760.1888
*Mortgage Loan Office	New Waverly .. 936.295.2224	Willow Park ... 817.598.2780

FIRST FINANCIAL TRUST LOCATIONS

Abilene 400 Pine Street, Suite 300 325.627.7100	**Fort Worth** 1000 Forest Park Blvd., Suite 200 682.703.6404	**San Angelo** 222 S. Koenigheim Street 325.659.5987
Beaumont 3515 Dowlen Road 409.600.6460	**Houston (Fulshear)** 29818 FM 1093 346.707.6126	**Stephenville** 2201 W. South Loop 254.918.6262
Bryan/College Station 2445 Harvey Mitchell Pkwy. S. 979.260.2134	**Odessa** 3555 Billy Hext Road 432.367.8912	**Sweetwater** 201 Elm Street 325.235.6644

IN THOUSANDS (except for share data)

FOR THE YEAR	2024	2023	% INCREASE
Net Income	$223,511	$198,977	12.33%
Diluted Earnings (PER SHARE)	$1.56	$1.39	12.23%
Dividends Declared	$102,954	$101,396	1.54%
Dividends (PER SHARE)	$0.72	$0.71	1.41%

KEY RATIOS

Return On Avg. Assets	1.68%	1.55%	
Return On Avg. Equity	14.51%	14.99%	
Year-End Equity/Assets	11.49%	11.44%	
Efficiency	47.23%	47.26%	

IN THOUSANDS (except for share data)

AT YEAR-END	2024	2023	% INCREASE
Assets	$13,979,418	$13,105,594	6.67%
Securities	$4,617,759	$4,732,762	(2.43%)
Loans	$7,913,098	$7,148,791	10.69%
Deposits	$12,099,174	$11,138,300	8.63%
Shareholders' Equity	$1,606,560	$1,498,900	7.18%
Book Value Per Share	$11.24	$10.50	7.05%
Trust Assets (Book Value)	$8,114,970	$7,549,787	7.49%
Trust Assets (Market Value)	$10,833,914	$9,781,326	10.76%

AVERAGES - FOR THE YEAR

Assets	$13,324,412	$12,861,262	3.60%
Securities	$4,710,529	$5,098,043	(7.60%)
Loans	$7,516,352	$6,784,352	10.79%
Deposits	$11,482,895	$10,820,730	6.12%
Shareholders' Equity	$1,539,947	$1,327,827	15.97%

NET INCOME (in thousands)

2020	$202,034
2021	$227,562
2022	$234,475
2023	$198,977
2024	$223,511

RETURN ON AVERAGE EQUITY

2020	12.93%
2021	13.31%
2022	16.72%
2023	14.99%
2024	14.51%

TOTAL LOANS (in thousands)

2020	$5,171,033
2021	$5,388,972
2022	$6,441,868
2023	$7,148,791
2024	$7,913,098

EFFICIENCY RATIO

2020	45.49%
2021	45.84%
2022	42.80%
2023	47.26%
2024	47.23%

TOTAL DEPOSITS (in thousands)

2020	$8,675,818
2021	$10,566,488
2022	$11,005,507
2023	$11,138,300
2024	$12,099,174

SELECTED FINANCIAL DATA

IN THOUSANDS (except for share data)

YEAR-END	TOTAL ASSETS	SHAREHOLDERS' EQUITY	NET INCOME	DILUTED EARNINGS (PER SHARE)	CASH DIVIDENDS (PER SHARE)	STOCK DIVIDENDS AND SPLITS	YEAR-END BOOK VALUE (PER SHARE)	YEAR-END MARKET VALUE (PER SHARE)
2015	$6,665,070	$804,986	$100,381	$0.78	$0.31	–	$6.10	$15.09
2016	$6,809,931	$837,885	$104,774	$0.80	$0.35	–	$6.34	$22.60
2017	$7,254,715	$922,768	$120,371	$0.91	$0.38	–	$6.97	$22.53
2018	$7,731,854	$1,053,295	$150,638	$1.11	$0.41	–	$7.77	$28.85
2019	$8,262,227	$1,227,197	$164,812	$1.21	$0.47	2/1 split	$9.03	$35.10
2020	$10,904,500	$1,678,190	$202,034	$1.42	$0.51	–	$11.80	$36.17
2021	$13,102,461	$1,759,224	$227,562	$1.59	$0.58	–	$12.34	$50.84
2022	$12,974,066	$1,265,737	$234,475	$1.64	$0.66	–	$8.87	$34.40
2023	$13,105,594	$1,498,900	$198,977	$1.39	$0.71	–	$10.50	$30.30
2024	$13,979,418	$1,606,560	$223,511	$1.56	$0.72	–	$11.24	$36.05
Ten-Year Compound Growth Rate	7.69%	7.15%	8.33%	7.17%	8.79%	–	6.30%	9.10%

Adjusted for stock dividends and splits

2024 COMMON STOCK MARKET VALUE AND DIVIDEND DATA

QUARTER	HIGH	LOW	CLOSE	DIVIDENDS
Fourth	$44.66	$35.13	$36.05	$0.18
Third	$39.53	$28.35	$37.01	$0.18
Second	$32.73	$27.62	$29.53	$0.18
First	$33.15	$27.06	$32.81	$0.18

2023 COMMON STOCK MARKET VALUE AND DIVIDEND DATA

QUARTER	HIGH	LOW	CLOSE	DIVIDENDS
Fourth	$31.58	$22.84	$30.30	$0.18
Third	$33.06	$22.86	$25.12	$0.18
Second	$32.26	$25.01	$28.49	$0.18
First	$38.24	$27.54	$31.90	$0.17

NET INTEREST MARGIN

2020	3.79%
2021	3.40%
2022	3.34%
2023	3.29%
2024	3.50%

RETURN ON AVERAGE ASSETS

2020	1.98%
2021	1.89%
2022	1.76%
2023	1.55%
2024	1.68%

Executive Officers

Marelyn Shedd
CEO

Marshall Morris
President

Patty Valero
Executive Vice President
Chief Operations Officer

Evan Harris
Executive Vice President

Janet O'Dell
Executive Vice President

Ryan Parrish
Executive Vice President

Kyle Seaton
Executive Vice President
Director of Corporate Treasury

Regional Board of Directors

Marelyn Shedd
CEO

Ronald D. Butler II
Board Chair
First Financial Bankshares, Inc.

Katie Alford
President & CEO
Community Foundation of Abilene

Jeff Blanks
Senior Vice President, COO
Matthews Family Office

Paul Cannon
Shareholder
President, McMahon, Surovik, Suttle, P.C.

Mark Colman
President
Rentech Boiler Systems

Joe Crawford
President
Abilene Aero, Inc.

Mike Denny
President
Batjer and Associates

Murray Edwards
Principal
The Edwards Group

Geoff Haney
Agricultural Investments
Dean, McMurry University School of Business

Brad Holland
President & CEO
Hendrick Health System

Kirk Massey
Investments

Tyler Sitzes
President
Sitzes Real Estate Holdings, LLC

Leigh Taliaferro, MD
Physician

Anthony Williams
Executive Director of Intercultural Engagement & Belonging
Abilene Christian University



Marelyn Shedd
CEO
Marshall Morris
President

First Financial Bank is proud to maintain its headquarters in Abilene, Texas. The city of Abilene, incorporated in 1881, and the Bank, established in 1890, have grown together for over a century. This shared history reflects a strong partnership that continues to shape the area's economic future.

Abilene continues to see significant development activity. Dyess Air Force Base has been selected as one of three air bases to host the new B-21 Bomber, reinforcing its critical role in national defense. In 2024, Hendrick Medical Center celebrated its 100th anniversary, a milestone made even more meaningful as First Financial Bank has proudly served as its banking partner since its inception. Meanwhile, Texas State Technical College is expanding its campus with a new 48,000-square-foot facility designed to train students in high-demand fields such as diesel equipment technology, electrical line work, HVAC technology, and plumbing and pipefitting. Additionally, Abilene was selected as the first location for the largest AI infrastructure project in history. This $500 billion initiative will establish critical AI infrastructure across the entire U.S., beginning in Abilene. Construction on this data center is close to completion and will host clients from multiple, valuable tech sectors.

First Financial was also able to partner as an investor in the Landmark at Abilene project, a low-income housing initiative that repurposed a long-vacant historic school building into 29 units for elderly residents. Additionally, the Bank has partnered with the City of Abilene on the Rebuild-ABI program, which supports the construction and renovation of affordable single-family homes in designated areas, often revitalizing historic neighborhoods. The Region will continue to build on these, and new initiatives, in 2025 under the direction of Marshall Morris, who has been elevated to President of the Abilene Region, and former president Marelyn Shedd, who was promoted into the role of CEO.

These efforts underscore the Region's central role in driving the Company's continued advancement. With its rich history in Abilene and surrounding communities, the Abilene Region is a cornerstone of the Bank's growth strategy. This foundation of shared history, economic collaboration, and community development positions the Bank to build on its legacy of prosperity while charting a clear path for future success.



Marelyn Shedd

(IN THOUSANDS)	ASSETS	LOANS	DEPOSITS
Dec. 31, 2023	$3,345,085	$1,319,820	$2,715,790
Dec. 31, 2024	$3,253,961	$1,400,834	$2,858,918

Recently named the number three boomtown in America by 24/7 Wall Street, Bryan/College Station continues to be one of the fastest-growing regions in the entire country. This dynamic market, which benefits significantly from the expansive growth of Texas A&M University, represents significant opportunities for our Company. This area will remain a vibrant hub of growth, driven by advancements in technology, education, and business sectors, including the Texas A&M RELLIS campus.

With notable growth in loans and deposits, the Bryan/College Station Region made significant strides in 2024 and further expanded its market share in this heavily competitive area. The Region also strengthened its team with strategic hires in key lending, retail, and treasury management areas. These additions have enhanced the ability to serve customers and address emerging market needs effectively. Last year, the Region also saw the promotion of Austin Bryan to Regional President. Austin is a seasoned banking veteran with generational ties in the Brazos County area that will serve him well in this advanced leadership role.

2024 marked the grand opening of a new banking location on Highway 21 in Bryan. Previously in a convenience store endcap, this location was transformed into a state-of-the-art facility, allowing more effective retail banking and lending services to customers in Northeast Bryan.

Looking forward, the Bank plans to identify a propery to build a full-service location in Franklin, within Robertson County. This initiative signifies the Bank's commitment to expanding its footprint in growing communities and reflects its increasing confidence in residents and businesses in this area. Additionally, this area projects a 72 percent population increase over the next 25 years. With the Bank's expertise in real estate construction and development, it stands to capitalize on this growth and further contribute to the area's prosperity.

The Bryan/College Station Region's strong performance reaffirms its pivotal role in the Bank's upward trajectory. Backed by a skilled team, engaged leadership, and strong community ties, the Region is ready to deliver continued success for its customers and communities in 2025.

Nora Thompson

Austin Bryan
President
Nora Thompson
CEO & Board Chair

(IN THOUSANDS)	ASSETS	LOANS	DEPOSITS
Dec. 31, 2023	$1,014,522	$482,983	$769,368
Dec. 31, 2024	$1,065,703	$515,763	$818,301

Executive Officers

Nora Thompson
CEO & Board Chair

Austin Bryan
President

Lee Warren
Executive Vice President
Chief Operations Officer

J. Cal McNeill
Executive Vice President

Melanie Motley
Executive Vice President

Regional Board of Directors

Nora Thompson
CEO & Board Chair

Mike (Duba) Brewer
Tax Assessor Collector
Robertson County

Ronald D. Butler II
First Financial Bankshares, Inc.

R. Sid Cauthorn
President
Westex Bancorp

Ronnie L. Craig
Shareholder
Thompson, Derrig, & Craig CPAs

Charles A. Ellison
Attorney at Law
President and Founder, The Ellison Law Firm

Bobby Gutierrez
President
Gutierrez Ventures, Inc.

Larry B. Hodges, Jr.
President
H&B Investments, LP

Katherine Kleemann
Franchise Owner
Spherion

Sarah Miller
Broker
Engel & Völkers

Jeremy Osborne
Founding Partner
Sago Capital

William L. Rayburn, MD
Chair, Baylor Scott & White Holdings
Physician Executive Advisor
College Station Region



26 CHISHOLM TRAIL REGION
Acton | Alvarado | Burleson | **Cleburne** | **Fort Worth** | Granbury | Midlothian | Waxahachie

Executive Officers

Marcus Morris
CEO

Austin Elsner
President

Carley Dyck
Executive Vice President
Chief Operations Officer

Bart Rodgers
Market President, Granbury

David Moor
Executive Vice President

Russell Phillips
Executive Vice President

Matthew Sylvia
Executive Vice President

Craig Zemarkowitz
Executive Vice President

Regional Board of Directors

Marcus Morris
CEO

Vianei Lopez Braun
Board Chair
Chief Development Officer
Decker Jones, P.C.

Cathy Altman
Partner
Carrington Coleman, LLP

Smith A. Brownlie III
CPA and Co-Founder
Brownlie & Braden

Ronald D. Butler II
First Financial Bankshares, Inc.

Robert Childress III
Childress Engineers

Murray Edwards
Principal
The Edwards Group

Austin Elsner
President

Walter Hardin III
Real Estate Investments

Mark Hill
Utility Construction Consultant

Tim Lyness
Lyness Construction, LP

Susan Miller
Co-Founder
M2G Ventures

Matt Morris
Area President
HUB Fort Worth
HUB International Texas

Mitchell J. Moses
Partner
Duane Morris, LLP

Jack Scott
Bell-Scott Insurance Group

George Williams, Jr.
Williams & Williams Chicken, LLC



Marcus Morris
CEO

Austin Elsner
President

The Chisholm Trail is more than a historic cattle-driving route; it symbolizes the pioneering spirit that shaped the area's social and cultural identity. Today, this spirit thrives in the Chisholm Trail Region, encompassing ten branches across four counties that remain deeply influenced by their rich history. These communities reflect core values – perseverance, commitment, and collaboration – that continue to define life along the trail.

The Region's grit and determination are unmatched, with resilient individuals working daily to grow, uplift others, and strengthen their communities. Kim Hamilton, a recently retired relationship manager in Cleburne, exemplifies this spirit. With 42 years of service, Kim became a cornerstone of her community, serving three generations of families in Johnson County. Her dedication and mentorship embody the unique qualities that make this area special.

Uniquely positioned at the heart of four rapidly growing counties, the Chisholm Trail Region drives economic growth across the Dallas-Fort Worth area. As these communities expand, First Financial bankers are fostering collaboration and supporting progress. Partnerships between public and private stakeholders remain instrumental in sustaining this momentum. A standout achievement in 2024 was the success of the Region's Majority-Minority Census Tract (MMCT) loan program. Through collaboration with realtors, developers, builders, and community leaders, the Region facilitated over 275 such loans. These loans go beyond financing, representing the Bank's commitment to provide all customers access to full-service banking options. The Region also worked with counties, city officials, and non-profits to host educational initiatives, including fraud prevention workshops, ensuring our communities are informed and empowered.

For over a century, our Bank's vision has centered on empowering the communities we serve. While recognition is not the goal, awards such as Best Bank, Best Mortgage Company, Best Place to Work, and Best Loan Officer underscore the meaningful connections and trust built with customers. These accolades reflect the commitment of the Region's local teams to their neighbors and communities.

Looking ahead to 2025, the Region feels inspired by the progress made in 2024. With optimism and determination, the Bank remains focused on deepening its impact and fostering continued growth across this remarkable region.



Marcus Morris

(IN THOUSANDS)	ASSETS	LOANS	DEPOSITS
Dec. 31, 2023	$1,376,313	$1,008,519	$1,246,567
Dec. 31, 2024	$1,521,542	$1,234,199	$1,363,157

CROSS TIMBERS REGION 27
Aledo | Brock | Cisco | **Eastland** | Glen Rose | Mineral Wells | Ranger | Rising Star | **Stephenville** | **Weatherford** | Willow Park

The Cross Timbers Region of First Financial Bank encompasses several counties west of the Dallas-Fort Worth Metroplex, stretching from Parker County to Eastland County and extending south into Erath and Somervell Counties. This area has been characterized by sustained growth fueled by its strategic proximity to Fort Worth, a diverse mix of local economies, an increasing number of strong school districts, and expanding higher education institutions.

In 2024, the Region saw robust loan demand, spurred by the westward expansion of the Fort Worth area and an influx of families relocating to enjoy the area's thriving communities and schools. Additionally, its appeal as a retirement destination, recreational activities at locations such as Possum Kingdom Lake and Lake Leon, and ranch properties have contributed to increased deposit growth, construction lending, and mortgage activity. First Financial Bank remains a leader in serving these communities and holds a dominant market position within the area.

The Region is excited for continued growth in 2025. Tarleton State University in Stephenville marked a milestone in 2024 with its largest freshman class ever and a total enrollment of 18,000 students. New projects on its campus promise to further enhance the local economy. Plans for a new University of Texas at Arlington campus near Aledo and the ongoing expansion of Weatherford College signal rising opportunities in higher education. Meanwhile, the development along the I-20 corridor is closing the gap between Fort Worth and Weatherford, with significant retail and residential expansion anticipated over the next five years.

The Cross Timbers Region is well-positioned to capitalize on these trends, reinforcing its role as a vital part of First Financial Bank's growth strategy. With a strong focus on community engagement and support for local businesses, the Bank is committed to promoting prosperity for all stakeholders involved. By enacting a collaborative approach among educational institutions, local governments, and businesses promising to create a dynamic and sustainable economic landscape, the continued evolution of the Region presents exciting prospects for the future.

Justin Hooper

Justin B. Hooper
CEO & Board Chair

Candi Kanady
Eastland Division President

Trent Swearengin
President

(IN THOUSANDS)	ASSETS	LOANS	DEPOSITS
Dec. 31, 2023	$2,460,140	$1,044,547	$2,087,844
Dec. 31, 2024	$2,576,863	$1,148,062	$2,220,656

Executive Officers

Justin B. Hooper
CEO & Board Chair

Trent Swearengin
President

Candi Kanady
Eastland Division President

Vickie Pettit
Executive Vice President
Chief Operations Officer

Blayne Baley
Market President, Glen Rose

Tim Corzine
Market President, Mineral Wells

Amber Allen
Executive Vice President

Paul Bruns
Executive Vice President

Trent Tidwell
Executive Vice President

Regional Board of Directors

Justin B. Hooper
CEO & Board Chair

Keith Brown
Prime Building Components, LLC

Ronald D. Butler II
First Financial Bankshares, Inc.

Justin Culberson
Culberson Construction, Inc.

Jim Farrar
Attorney

Adam L. Feriend
Owner and COO
JRJ Construction, Inc.

J. Bruce Hildebrand, CPA
Retired
First Financial Bankshares, Inc.

Wendell Hollingsworth
Industry and Economic Development

Mitchel Johnson
Sacramento Energy Resources

West Jones
Ranching and Investments

Candi Kanady
Eastland Division President

Jim Keffer
President
EBAA Iron Sales, Inc.

Kerry Kelley
Kerry Kelley, Inc

Devon Koenig
Owner and CEO
Plexus Healthcare Center

Kevin R. Lackey
President and CEO
2662 Capital

Stephen E. Milliken
Former President
C.D. Hartnett Company/McLane Express, Inc.

Doug Montgomery
Texstar Kubota, Inc.

Jim Moylan, Jr.
Vice President
Motec, Ltd.

Ron Pack
Ranching and Investments

Trent Swearengin
President

Russ Thomason
Attorney

Mike White, OD
Retired Therapeutic Optometrist



28 GREATER HOUSTON REGION
Conroe | Cut and Shoot | El Campo | Fulshear | Huntsville | **Kingwood** | Magnolia | Montgomery | New Waverly | Palacios | Spring | Tomball | Willis

Executive Officers

Shelley Dacus
CEO

James Alexander
President

Chris Baughman
Conroe President and CEO

Lee Warren
Executive Vice President
Chief Operations Officer

Jeff Fuechec
Market President, El Campo

Guy Barker
Executive Vice President

Brian Bonner
Executive Vice President

G. Bart Griffith
Executive Vice President

Brandon Zabodyn
Executive Vice President

Regional Board of Directors

Shelley Dacus
CEO

Robert C. Nickles, Jr
Board Chair
Founder and Executive
Alegacy Group, LLC

David Bailey
First Financial Bankshares, Inc.

Sam Baker
Retired President
First Financial Bank

Chris Baughman
Conroe President and CEO

Donnie Buckalew
Retired
Automotive Industry

Dean Burke
Brainbridge Financial Services

Chris deMilliano
Operations Manager
Steely Lumber Company

Candyce F. Dixon
CPA

Dan Dominey
DBD Interests

Robert C. Ernst Jr.
Owner
Ernst Jewelers

Michael Gonzalez
Principal
The Gonzalez Group

Angela Leviner
Vice President
PAL Realty Inc.

Adam McAlpine
Owner & President
McAlpine Interests

Lance McIntyre
President
DMAC Construction & Development, Inc.

Curtis Montgomery, MD
Physician

Robert Pate
Retired
First Financial Bank

Johnny J. Peet, MD
Woodlands Medical Aesthetics Institute

Blake Poutra
CEO, Coennect and
Managing Partner, Big Enrichment

Randy Roan
Commercial Construction

John Sebastian
Conroe Golf Cars



James Alexander
President
Shelley Dacus
CEO
Chris Baughman
Conroe President and CEO

The Greater Houston Region, covering a footprint spanning Kingwood to El Campo and Huntsville to Palacios, positions First Financial Bank for strategic growth and increased regional influence, while presenting significant opportunities across diverse economic landscapes.

Montgomery County continues to experience rapid population growth and infrastructure expansion, creating a favorable environment for new business and development. Wharton County is leveraging agricultural innovation and industrial diversification to drive economic activity, while Matagorda County's coastal resources remain key to advancements in energy and tourism. Fort Bend County, known for its cultural diversity and thriving residential areas, is central to driving real estate and commercial investments. Walker County is strengthening its education and correctional services to diversify its economy further. Together, these counties form a healthy economic base primed to benefit from the expansive growth of Houston.

The Greater Houston Region remains dedicated to creating economic inclusion through initiatives such as MMCT lending and Affordable Home Mortgages, which enable more families to achieve homeownership. By working closely with community partners, the Region has expanded the reach of these initiatives in underserved populations, aligning with the Bank's mission to support sustainable financial growth.

In 2024, the Region grew by $200 million in loans and achieved $100 million in deposit growth, demonstrating its strong performance and alignment with the Bank's strategic priorities. This success is attributed to the steadfast commitment of the Region's customers, the dedication of its banking professionals, the guidance of knowledgeable board members, and adherence to the Bank's 21 Non-Negotiables. To further support this growth, James Alexander has been promoted to Regional President and will continue to collaborate with the current management team of Shelly Dacus and Chris Baughman.

As the Greater Houston Region moves into 2025, it will continue to positively influence the Company's growth. With its dynamic economic environment and deep community ties, the area is well-positioned to attract businesses, professionals, and investors. Collaboration and support from customers and partners remain integral to the Region's progress, and we look forward to building on this shared success in the year ahead.



Shelley Dacus

(IN THOUSANDS)	ASSETS	LOANS	DEPOSITS
Dec. 31, 2023	$1,634,281	$1,304,522	$1,369,820
Dec. 31, 2024	$1,759,673	$1,504,466	$1,470,283

SOUTHEAST TEXAS REGION 29
Beaumont | Lumberton | Mauriceville | Newton | **Orange** | Port Arthur | Vidor

The Southeast Texas Region of First Financial Bank serves the Golden Triangle, composed of Orange, Jefferson, Hardin, and Newton Counties, which is home to one of the nation's largest concentrations of petrochemical plants and refineries. This economic hub is experiencing an unprecedented surge in industrial activity, with over $80 billion in capital projects currently underway. Significant initiatives include the $9.5 billion Golden Triangle Polymers project, $10 billion in Liquified Natural Gas developments, and Entergy Texas' $1 billion infrastructure upgrades. These projects strengthen the area's economic prospects, fueling job creation and regional development.

Southeast Texas is also enriched by the presence of Lamar University and its sister institutions, which contribute to workforce development and economic stability. Hospitals across the region, including Baptist Hospitals of Southeast Texas, continue to expand their facilities, attracting talent and improving healthcare access. Baptist is also investing $40 million in a new cancer center, with additional healthcare developments, including a VA hospital, driving economic and community revitalization in the area.

In 2024, the Region demonstrated remarkable financial performance with substantial loan and deposit growth, leading to record earnings. The team provided over $200 million in loans across Southeast Texas and maintained the top deposit market share in three of the four counties served, holding 40 percent in those areas. Jefferson County, where the Bank was ranked second, remains a key focus in future strategic initiatives.

To further solidify its position in Southeast Texas, the Bank is breaking ground on an eighth regional branch in Beaumont in 2025. This new location, near Baptist Hospitals of Southeast Texas, supports our commitment to enhancing access to banking services in underserved areas. First Financial Bank's success in the Golden Triangle is rooted in delivering exceptional customer service and meeting diverse needs through initiatives like MMCT lending and the Affordable Home Loan program. With deep roots in the community, the Bank is well-positioned to continue as Southeast Texas' preferred financial institution, fostering the Region's growth while upholding the Company's proud legacy as a leader in Texas banking.

Blaine Caillier
President & CEO

(IN THOUSANDS)	ASSETS	LOANS	DEPOSITS
Dec. 31, 2023	$1,012,947	$696,539	$862,824
Dec. 31, 2024	$1,100,578	$754,255	$933,567

Executive Officers

Blaine Caillier
President & CEO

Lee Warren
Executive Vice President
Chief Operations Officer

David LeJeune
Market President, Mid County

TJ Lingle
Market President, Hardin County

Joe Love
Executive Vice President

Regional Board of Directors

Blaine Caillier
President & CEO

Dayna Simmons
Board Chair
CEO/Broker
Dayna Simmons Real Estate

Ronald D. Butler II
First Financial Bankshares, Inc.

Dr. Ray Callas
Managing Partner
Anesthesia Associates, PLLC

Dr. Snehal Doshi
CEO
Millennium Medical Group

Jim Gilliam
Founder and Chairman
The HT Group

John Gothia
County Judge
Orange County, Texas

Gary Gragg
Retired
First Financial Bankshares, Inc.

Jessica Hill, CEcD
Project Manager
Entergy Texas, Inc.

Chad Mason
Vice President
Mason Construction

Kevin Williams
Owner
Cypress Bayou Industrial

Jim Wimberley
Owner
Law Offices of Jim Wimberley



Executive Officers

Shelby Bruhn
Board Chair, President & CEO

Carley Dyck
Executive Vice President
Chief Operations Officer

Dave Monaghan
Market President, Trophy Club

F. Mills Shallene
Market President, Wise County

Chris Cregger
Executive Vice President

Isbet Najera
Executive Vice President

Tracie Talkington
Executive Vice President

Regional Board of Directors

Shelby Bruhn
Board Chair, President & CEO

Ronald D. Butler II
First Financial Bankshares, Inc

Traci Bernard
President
Texas Health Southlake

William Ray Cook, Jr., CPA
Cook, McDonald & Company

T. Mikal Darden
President
Greater Metroplex Interiors Inc.

J. Bruce Hildebrand, CPA
Retired
First Financial Bankshares, Inc

Martin W. Schelling
Real Estate Development

Berry White
Attorney
Berry White Law Firm, PLLC

Terry Wilkinson
Wyndham Properties, Ltd.



Shelby Bruhn
Board Chair, President & CEO

Northeast Tarrant County remains one of the fastest-growing areas in the country, driven by significant investments in infrastructure, residential projects, and commercial development. Major companies, including American Airlines, AT&T, Bell Helicopter, and Coca-Cola Southwest Beverages, contribute to the area's thriving business environment. This dynamic growth is complemented by some of Texas' top school districts, making it a desirable place to live and work. In Wise County, the expansion of Hwy 114 is fueling a surge in residential and commercial development. National homebuilders like DR Horton are investing heavily and planning to build over 10,000 new homes in the coming years. This residential growth will increase small business development, further enhancing the Region's economic vitality.

In the middle of this strong economic activity is the Southlake Region, which has seven locations spanning Southlake and Grapevine in Tarrant County to Bridgeport and Decatur in Wise County. This diverse region requires a tailored approach to meet the unique needs of each community. By leveraging localized knowledge and insights, the Bank adapts its services to support established businesses and growing residential developments, ensuring the right financial solutions are offered to each customer.

In 2024, the Southlake Region experienced substantial growth with an increase of $164 million in deposits and $50 million in loans, underscoring the effectiveness of its strategic initiatives. These initiatives emphasized the importance of community banking and building strong, meaningful relationships with local customers and businesses. By actively engaging with the community, the Region was able to better understand and meet the financial needs of its residents.

In 2025, the Bank is poised to build on this momentum. With a revitalized economy and a team dedicated to fostering relationships and supporting their communities, the Southlake Region is well-positioned to drive growth not only within its area, but also as a key contributor to the overall success of the Company. The Region's growth potential and commitment to excellence will guide it into another prosperous year, solidifying its leadership in the financial industry.

Shelby D. Bruhn

(IN THOUSANDS)	ASSETS	LOANS	DEPOSITS
Dec. 31, 2023	$950,760	$611,664	$840,501
Dec. 31, 2024	$1,132,290	$661,151	$1,005,116

The West Texas Region of First Financial Bank covers an extensive and diverse area across Texas' Western Plains and Northern Panhandle. This area is known for its vibrant communities with deep roots in agriculture and energy production. It is a vital hub for these industries, contributing significantly to local and national economies. As a key exporter, this area of Texas plays an essential role in global markets, facilitating trade in various agricultural goods and energy resources, which are critical for sustaining economic activity.

In 2024, the Region expanded across loans, deposits, and net income. Key drivers included net new account growth and improved net interest income. Despite intense competition from banks and non-bank entities, the Region maintained robust deposit market share, ranking first in many counties. The expanded treasury management team and comprehensive product offerings are prepared to enhance deposit growth further.

To support the Bank's advancement, Rodney Foster was named President of the West Texas Region, joining the management team of Chris Evatt and Robert de la Cruz. Foster is a welcome addition to this leadership team and brings decades of experience to the Bank's agricultural group. In his new role, he will also champion the efforts of the Bank's Sweetwater Division.

Looking to 2025, the West Texas Region is well-positioned for further expansion. Stable oil and cattle prices provide a strong foundation for growth in these key industries. Angelo State University continues to thrive, with enrollment exceeding 11,500 students. Regional hospitals are recruiting specialists and making capital improvements, while local school districts are planning bond proposals and expanding facilities. Residential development remains active, with new home construction underway in multiple communities.

The Region's steady growth, supported by its strategic industries and community investments, reinforces its importance to the Company's long-term success. With a dedicated team, strong leadership, and a commitment to serving its communities, the West Texas Region will deliver continued value for shareholders now and into the future.

C. Evatt



Robert de la Cruz
Executive Vice President

Rodney Foster
President

Chris Evatt
Board Chair & CEO

(IN THOUSANDS)	ASSETS	LOANS	DEPOSITS
Dec. 31, 2023	$1,741,726	$685,084	$1,517,861
Dec. 31, 2024	$1,795,466	$692,948	$1,557,441

Executive Officers

Chris Evatt
Board Chair & CEO

Rodney Foster
President

Robert de la Cruz
Executive Vice President

Jaye Weishuhn
Executive Vice President
Chief Operations Officer

Thea Hernandez
Executive Vice President

Luke Uherik
Executive Vice President

Regional Board of Directors

Chris Evatt
Board Chair & CEO

Liz Albert
Attorney
Beesley & Albert, PLLC

Ana Artecona
Vice President and Chief Financial Officer
The Housley Group

Donna J. Boatright
Healthcare and Quality Consultant

Jeff Branson
General Partner
Williamson-Branson Real Estate

Ronald D. Butler II
First Financial Bankshares, Inc.

Michael Carlson
Farmer & Rancher
C Bar 2 Cattle

Steve Eustis
Commercial Real Estate

Ronnie Hawkins
President, Angelo State University
CEO, Hawkins Group

Jay Lawrence
President
MAL Enterprises, Inc.

Steve Lewis, D.V.M.
Consulting Veterinarian
Hereford Veterinary Clinic

Mike Mauldin
F. Scott Dueser Chair in Excellence in Banking
Director, Associate Professor of Practice
Rawls College of Business
Texas Tech University

Larry May
May and Hrbacek CPAs

Reagon Noble, D.D.S., M.S.
Noble McClintock Orthodontics

Sally Noyce
Human Resources Manager
Panhandle Express, LLC

Elizabeth Pfluger White
Investments

Thomas L. Rees Jr.
Rees, Rees & Fuller Attorneys

Carlos Rodriguez
Attorney
Webb, Stokes and Sparks

Cheyenne Smith
Owner
West Texas Rock Resources

Mary Jane Steadman
Attorney
Real Estate Investment Management

Jerry Stevens
Owner
Stevens 5-Star Car and Truck Center

Johnny E. Trotter
President and CEO
Livestock Investors, Ltd.



Josh Brown
Senior Vice President
Human Resources

Human Resources

The Human Resources team is actively monitoring the changes in the labor market to maintain our competitive edge and establish ourselves as the employer of choice in all markets. This involves thoroughly analyzing the evolving needs and expectations of current employees and potential candidates. We have conducted a comprehensive review of our benefits package, including assessing our existing benefits and identifying new trends and innovations in employee benefits. We aim to align our benefit plans with what employees and candidates consider essential. To achieve this, we are integrating new offerings that cater to the diverse needs of our workforce; for example, in 2024, we introduced new and enhanced supplemental coverages. Additionally, we are committed to connecting with a diverse talent pool by participating in job fairs, leveraging social media, and forming partnerships with educational institutions.



Frank Gioia
Senior Vice President
Customer Care Center

Customer Care Center

Over the past year, our Customer Care Center has shown exceptional performance and a strong commitment to customer satisfaction. We successfully managed over 1.25 million customer calls and achieved an impressive customer satisfaction rating of 93.3 percent. Our focus on enhancing security and efficiency led to the enrollment of 49,000 customers in our First Pass voice verification system. This tool has significantly increased account protection against fraud and reduced service times for enrolled customers. Additionally, we implemented a robust spoof-blocking protocol that effectively prevents unauthorized individuals from spoofing our service numbers in attempts to commit fraud. These advancements highlight our unwavering commitment to providing secure, efficient, high-quality service to our valued customers.



Brandon Harris
Senior Vice President
Appraisal Services

Appraisal Services

Real estate values continue to fluctuate in response to changes in the cost of capital in the market. In addition, recent increases in construction and operating costs have contributed to the volatility. Our customers need reliable information to support their homeownership and real estate investment decisions. Accurate data is essential for navigating an unpredictable market, ensuring clients make informed choices. The Real Estate Appraisal department has focused on ensuring clients receive credible appraisals to support their decision-making process. We employ a comprehensive approach that includes market analysis, property condition assessments, and an understanding of local economic indicators to provide consistent and trustworthy valuations. By equipping our clients with up-to-date appraisals, we empower them to make decisions that align with their financial goals and market conditions.



Lori Hill
Executive Vice President
Retail Banking

Retail Banking

Retail Banking remains a cornerstone of our business operations, driving our commitment to excellence and growth. At year-end, deposits and repurchase agreements reached $12.16 billion, reflecting a growth of 5.56 percent from 2023. This year, we launched leadership training programs aimed at enhancing employee development and improving retention among retail employees. Additionally, we undertook a thorough review of the roles and responsibilities within our retail teams. This strategic refinement promotes enhanced collaboration and alignment, allowing our workforce to operate seamlessly across all eight regions. Staying true to our commitment, we prioritized fraud prevention as a critical focus area. In 2024, the retail frontline successfully identified and prevented over $3 million in fraudulent items presented at teller lines.



Monica Houston
Executive Vice President
Training

Training

The Training team is actively working on the rollout of a new account platform that reduces the time required to open new accounts by 50 percent. This tool enhances the customer experience and allows our bankers to dedicate more time to build relationships and focus on financial planning and growth goals for our customers. This platform is active in the Abilene Region and will be introduced to the remaining regions in 2025. This year, we led multiple Manager-to-Leader trainings focused on developing leaders who can understand and inspire multigenerational teams. The Training team also played a crucial role in creating and introducing our new First Checking account, which is designed to simplify banking for parents and their young children. Additionally, we continue to work closely with our Internal Audit team to ensure our processes are effective, efficient, and compliant.

Gary Milliorn
Vice President
Property Manager

Property Management

Our newest branch, located at 1622 N. Earl Rudder Freeway in Bryan, Texas, opened in the spring of 2024. Previously situated in a convenience store end cap, this branch can now better serve the growing needs of the community. With the expanded space, this location, which was formerly only a depository branch, is now able to offer lending products as well. We are also continuing renovations at our Operations Center in Abilene. This back-office location plays a crucial role in the Company's growth. In 2024, we began remodeling this space to accommodate our Treasury Management team, which officially relocated there in early 2025. As the Bank expands, we are constantly seeking new and improved ways to support that growth. Upcoming projects include a new motor bank for our flagship location in downtown Abilene and two new full-service branches, one in Beaumont and the other in Franklin.



Chris Schjetnan
Executive Vice President
Community Lending & Outreach

Community Lending and Outreach

Our Relationship Managers and Mortgage Loan Originators continue to be the engine for providing accessible homeownership options across our footprint. Our team originated over 3,400 HMDA-reportable loans in 2024, of which 26.31 percent were in MMCTs. Our bankers work with customers, referral sources, centers of influence, churches, public entities, and non-profit organizations daily to connect with traditionally underserved communities by offering various financial education, fraud, and credit counseling courses. Our MMCT and Affordable Home Mortgage programs, which provide access to mortgage lending options for individuals who might not qualify through traditional loan channels, continue to set the standard in the industry. We have originated over 1,400 specialty home loans since we launched the programs two years ago. With these loans in our product suite, we can be the Bank of choice for our customers' credit and deposit needs while focusing on building generational relationships. We are honored by the ability to support the dream of homeownership and provide access to low-cost banking products.



Andrea Smiddy-Schlagel
Executive Vice President
Treasury Management

Treasury Management

We began 2024 with the realignment of our Sales Management team, when Daniel Neely returned to the Bank to lead our sales team. Daniel's depth of product knowledge and sales experience has helped us increase the reach and influence of our sales team. A significant initiative for 2024 focused on automation and process improvement. We closely examined existing processes and tasks to see what could be automated using workflows, allowing for better tracking and eliminating the potential for human error. To further strengthen our product suite, we partnered with several FinTechs and our digital banking provider to introduce new tools to fit the diverse needs of our businesses. We have reactivated our participation in the IntraFi deposit network and, in 2024, placed over $1 billion in total reciprocal deposits. Lastly, we converted our wire processing system to prepare for the Federal Reserve Bank's change in early 2025.



Dan Summerford
Executive Vice President
Middle Market Banking

Middle Market Banking

In 2024, the newly formed Middle Market group had a successful introductory year. We are well-prepared to support the Bank's growing needs and the evolving demands of our business customers. Our team developed a precise and targeted strategy to expand new and existing relationships in credit services and Treasury Management. We worked closely with representatives from each region to thoroughly explore and identify potential growth opportunities to acquire new clients. Additionally, we established the Bank's Interest Rate Swap program to better serve our customers. Furthermore, we streamlined our participation desk to enhance and improve the Bank's ability to grow both new and existing relationships.



Violet Watson Griggs
Senior Vice President
Marketing

Marketing

The Marketing team concentrated on driving meaningful growth by launching targeted, multi-channel campaigns that emphasized the unique benefits of banking with First Financial. We continuously seek new and innovative methods to showcase our value proposition of providing the resources, products, and services of a large bank, while delivering the personalized customer service of a local bank. In 2024, we began a redesign of our website, FFIN.com, which is set to launch in Spring 2025. Marketing remains an essential collaborator across all lines of business, and we partner with each team to roll out innovative products and services. A notable achievement in 2024 was the introduction of our new First Checking account, tailored to encourage smart financial decisions from a young age. Using a combination of social media, traditional marketing channels, and community outreach, we have focused on expanding our marketing efforts in traditionally underbanked areas. Through these concerted efforts, we aim to expand our reach across the First Financial footprint.

Michael Wolverton
Executive Vice President
Consumer Lending

Consumer Lending

In 2024, our Relationship Managers achieved a record-setting production year. Fueled by a comprehensive range of products and a robust Texas economy, we surpassed $1.3 billion in total originations for non-real estate and in-house real estate loans, an 18 percent increase compared to 2023. This growth was accomplished by closing 10,228 consumer non-real estate loans and 3,246 in-house real estate loans. The Consumer Lending Line of Business consists of 55 Consumer Relationship managers. This team offers diverse personal lending products tailored to meet various consumer needs. Our offerings include auto purchases and refinances, home equity loans, interim construction loans, and bridge loans, all designed to support consumers at different stages of their financial journeys. Additionally, we provide medical and professional loans, land and lot loans, as well as MMCT loans and options for affordable home lending, ensuring that we cater to a broad spectrum of borrowers, including those who may not have access to traditional financing methods.



ONE TEAM

The First Financial Mortgage team successfully assisted 1,367 individuals and families with their home financing needs in 2024, totaling $448 million in originations, representing a 10 percent increase from the previous year.

Long-term interest rates remained elevated throughout most of the year, resulting in only a slight improvement in housing demand compared to the previous year. However, the supply of homes did increase in 2024, which was welcome news. The Texas housing market continues to grow alongside a strong Texas economy.

The American Dream of homeownership has consistently proven to be a valuable asset, helping to build net worth and leaving a lasting family legacy. First Financial Mortgage offers a comprehensive range of mortgage products to meet each of our customers' unique financing needs. We are committed to expanding our outreach to underserved markets by providing affordable mortgage loan products. These offerings give many first-time homebuyers access to financing, helping them achieve their dream of homeownership.

First Financial Mortgage is well-positioned in some of the fastest-growing housing markets in Texas. Our team of mortgage professionals is dedicated to accommodating our customers' specific needs and carefully guiding them through the homebuying journey.



Total Closed Loans:

1,367



Total Dollar Amount:

$448M



Average Loan Amount:

$328K



Average Closing Per Day:

5


Troy Fore
President


Ryan Craig
Executive Vice President
Addison


Kami Graves
Executive Vice President
Southlake


Tammie Harding
Executive Vice President
Fort Worth


Janet O'Dell
Executive Vice President
Abilene


Bobby Brennan
Senior Vice President
Conroe


Irene Green
Senior Vice President
Austin


Dell Seiter
Senior Vice President
Bryan/College Station

Arlette Saucedo
Assistant Vice President
Southeast Texas

In 2024, First Technology Services made significant strides to improve existing technologies, introduce innovative services and functionalities, and strengthen defenses against increasingly sophisticated fraud tactics.

For our 140,000 retail digital banking users, we completed an update to enhance the overall user experience. We partnered with a leading financial authentication company, further securing how our customers conduct their banking transactions. Additionally, we integrated safety measures that provide continuous monitoring and alerts to stay ahead of ever-evolving fraud threats. These new systems offer significant safety measures and are frictionless for the end user.

We are especially enthusiastic about the tools we have integrated into online and mobile banking to support financial wellness. SavvyMoney, a state-of-the-art credit score tool, and Financial Tools, which breaks down spending by category and simplifies budgeting, are both great resources we proudly offer free of charge to all digital banking users. Most recently, we partnered with Intuit TurboTax to offer our customers 10 percent off all federal products and to host an exclusive Ask the Expert webinar.

In our commitment to support First Financial employees, we focused on enhancing our back-office systems and technologies. We continue to introduce innovative and advanced workflows that streamline daily tasks.

First Technology Services aims to improve the First Financial customer experience and enrich the working environment for our dedicated employees. Looking ahead, we are filled with anticipation for the advancements that 2025 will bring. We are excited to explore new strategies that will allow us to enhance our services and further transform the financial landscape.


John Ruzicka
Board Chair,
President and CEO


Isabel Montoya
Executive Vice President
Deposit Operations


Cynthia Suarez
Executive Vice President
Chief Information
Security Officer

Maggie Tuschinski
Executive Vice President
Chief Digital Officer


David Weems
Senior Vice President
Chief Operations Officer


Larry Williams
Senior Vice President
Technical Architecture


Michael Greenhaw
Senior Vice President
Senior System Analyst

Mark Koehler
Senior Vice President
Project Management


Sammy Scott
Vice President
End-User Support Manager


Laurinda Thomas
Vice President
Debit Card and
Loss Prevention Supervisor


Brad Walker
Vice President
Help Desk and Network Support

Board of Directors

John Ruzicka
Board Chair, President & CEO
First Technology Services, Inc.
Executive Vice President and CIO
First Financial Bankshares, Inc.

April Anthony
CEO, VitalCaring Group
Managing Partner
Anthony Family Investment Partners, Ltd.

David Bailey
President
First Financial Bankshares, Inc.

Ronald D. Butler II
Executive Vice President
Chief Administrative Officer
First Financial Bankshares, Inc.

F. Scott Dueser
Board Chair & CEO
First Financial Bankshares, Inc.

Carley Dyck
Executive Vice President
Chief Operations Officer
First Financial Bank, Chisholm Trail and
Southlake Regions

Ronnie Hawkins
President, Angelo State University
CEO, Hawkins Group

Michelle S. Hickox
Executive Vice President
Chief Financial Officer
First Financial Bankshares, Inc.

Lori Hill
Executive Vice President, Retail
First Financial Bank

Monica Houston
Executive Vice President, Training
First Financial Bank

Matthew Melbourne
Executive Vice President
Chief Operations Officer
First Financial Trust & Asset Management Company

Blake Poutra
CEO, Coennect
Managing Partner, Big Enrichment

Andrea Smiddy-Schlagel
Executive Vice President, Treasury Management
First Financial Bank

Trent B. Swearengin
President
First Financial Bank, Cross Timbers Region

Clay Trumble
Executive Vice President, Credit Administration
First Financial Bank

Lee Warren
Executive Vice President
Chief Operations Officer
First Financial Bank, Bryan/College Sation,
Greater Houston and Southeast Texas Regions





36 FIRST FINANCIAL TRUST & ASSET MANAGEMENT COMPANY
Abilene | Beaumont | Bryan/College Station | Fort Worth | Houston | Odessa | San Angelo | Stephenville | Sweetwater

Lon Biebighauser
President
First Financial Trust



First Financial Trust & Asset Management Company delivered excellent results in 2024. Total assets under management at year-end had a book value of $8.11 billion, a 7.5 percent increase from $7.55 billion at the end of 2023. This year marked the first time to exceed $10 billion in market value with assets totaling $10.83 billion for 2024, a gain of 10.7 percent from $9.78 billion in 2023. For the year, total fee income increased 17.3 percent to $47.4 million from $40.5 million in 2023, and net earnings after tax increased 19 percent to $25.7 million from $21.6 million.

For the year, our revenue from oil and gas management totaled $8.2 million. This was $1.9 million more than in 2023 and $907 thousand more than the second-best year in 2022.

The Trust Company's investment performance continues to be strong across all portfolio styles. The best performing portfolio was Strategic Growth, which had a return of 34.8 percent, followed by our Core portfolio, which had a return of 22.6 percent. In a continued challenging environment for fixed income, our taxable and tax-free bond portfolios had excellent returns, comparing favorably with their benchmarks.

We continue to have good growth in all our markets with Bryan/College Station and Beaumont leading the way in net earnings growth for 2024, increasing 309.8 percent and 42.7 percent, respectively. Additionally, we were positive in all segments of our business with the growth in our investment and wealth management segment leading in all facets.

As we look to the future, I am confident that our team is poised to continue to deliver the service, strategies, and solutions that impact our clients' lives and futures and ensure the continued success of First Financial Trust. If we are not already serving you, I invite you to make an appointment and see the impact that our team of servant leaders can make in your family's financial future.



Trust Assets - Book Value (in millions)

2020	$5,398
2021	$5,880
2022	$6,927
2023	$7,550
2024	$8,115

Trust Net Income (in thousands)

2020	$14,471
2021	$17,723
2022	$20,857
2023	$21,624
2024	$25,724

Trust Fees (in millions)

2020	$29.53
2021	$36.15
2022	$40.00
2023	$40.46
2024	$47.45





Tarrant
Nolan
Taylor
Erath
Ector
Tom Green
Brazos
Jefferson
Fort Bend

FIRST FINANCIAL TRUST

Office Managers







Konrad S. Halbert
Regional President
Fort Worth

David Castleberry
Executive Vice President
Stephenville

Wayne Chowning
Executive Vice President
Sweetwater

Zach Reyes
Executive Vice President
San Angelo







Bradley D. Brown
Senior Vice President
Beaumont

Ed Fussa
Senior Vice President
Houston

Jeff Wind
Senior Vice President
Bryan/College Station



REMEMBERING THE LIFE OF BRENT MILLER

JULY 22, 1969 - MAY 15, 2024

Brent Miller passed away on Wednesday, May 15, 2024, at the age of 54, in his home in Katy, Texas. A dedicated scholar, he graduated from Millsaps College in Mississippi before pursuing his law degree at Mississippi College School of Law.

Brent Miller joined First Financial Trust & Asset Management Company in November of 2018 to manage the Houston location. Brent was an incredible teammate and truly lived by our Customer Service First philosophy. He was loved and respected by employees and clients alike.

He was a faithful member of his church and had a special talent for speaking. Brent was also known for his hard work and love of tinkering. Whether he was building his career, honing his woodworking skills, or repairing cars, he found joy in the process of learning and creating. Brent's curiosity was matched only by his talent for trivia, of which he was a formidable opponent; Brent always loved a good challenge.

Our thoughts, prayers, and sympathy continue to be with his loving wife, Kristen, and their two children, Mary Clare and Mac, along with many other cherished friends and family. Brent is dearly missed by all who knew him. His passion for life, knowledge, and love for others has left a lasting impact on those fortunate enough to have crossed his path.

Executive Officers

Lon Biebighauser
President

Matthew Melbourne
Executive Vice President
Chief Operations Officer

Christopher N. Montoya
Executive Vice President
Manager, Equities

Bill Rowe
Executive Vice President
Manager, Fixed Income

Board of Directors

F. Scott Dueser
Board Chair
First Financial Bankshares, Inc.

Kirk W. Thaxton
Board Vice Chair
First Financial Trust

Katie Alford
President & CEO
Abilene Community Foundation

David Bailey
First Financial Bankshares, Inc.

John L. Beckham
Attorney
Beckham, Rector and Eargle L.L.P.

Sally Pope Davis
Retired
Goldman Sachs
Managing Director and Portfolio Manager

Kendall Hirschfeld
Managing Member
DLH Resources LLC
5H Family LLC

Jay Lawrence
President
MAL Enterprises, Inc.

Mark K. Rich
Director of Investments
Kimbell Art Foundation

Susie S. Stalcup
Partner
Elm Creek Ranch CR106, LLC

Executive Team



F. Scott Dueser
Board Chair
and CEO



David Bailey
President



Michelle S. Hickox
Executive Vice President
Chief Financial Officer



Ronald D. Butler II
Executive Vice President
Chief Administrative Officer



Lon Biebighauser
President
First Financial Trust



Brian Goodrich
Executive Vice President
General Counsel



Luke Longhofer
Executive Vice President
Chief Credit Officer



Kyle McVey, CPA
Executive Vice President
Chief Accounting Officer



Randy Roewe
Executive Vice President
Chief Risk Officer



John Ruzicka
Executive Vice President
Chief Information Officer

Senior Team



Rett Everett
Executive Vice President
Credit Administration



Javier Jurado
Executive Vice President
Chief Audit Executive



Keith Morton
Executive Vice President
Credit Administration



Mike Parker
Executive Vice President
Chief Compliance Officer



Eric Bonnell
Senior Vice President
Enterprise Risk Management

Corporate Information

ANNUAL MEETING
Tuesday, April 29, 2025
Abilene Convention Center
1100 N. Sixth St.
Abilene, TX 79601
10:30 a.m., or via livestream at
ffin.com/live-events

FOR FINANCIAL AND INVESTOR INFORMATION:
Michelle S. Hickox
Executive Vice President
Chief Financial Officer
325.627.7361

SEND CERTIFICATES FOR TRANSFER AND ADDRESS CHANGES TO:
Continental Stock Transfer &
Trust Company
1 State Street, 30th floor
New York, NY 10004

ADDRESS SHAREHOLDER INQUIRIES TO:
Continental Stock Transfer &
Trust Company
1 State Street, 30th floor
New York, NY 10004

TRANSFER AGENT
Continental Stock Transfer &
Trust Company
212.509.4000
www.continentalstock.com

CORPORATE OFFICE
400 Pine St. | Suite 310
Abilene, TX 79601
325.627.7038

CORPORATE MAILING ADDRESS
P.O. Box 701
Abilene, TX 79604

INDEPENDENT PUBLIC AUDITORS
Ernst & Young LLP
Dallas, TX

NASDAQ: FFIN
www.ffin.com



F. Scott Dueser
Board Chair and CEO
First Financial Bankshares, Inc.
Year: 1991
Committee: 1



April Anthony
CEO, VitalCaring Group,
Managing Partner
Anthony Family Investment
Partners, Ltd.
Year: 2015, Committee: 2



Vianei Lopez Braun
Chief Development Officer
Decker Jones, P.C.
Year: 2020
Committee: 3,4,5



David L. Copeland, CPA
President, SIPCO, Inc. and
Shelton Family Foundation
Year: 1998
Committee: 1,2,4,5



Sally Pope Davis
Retired
Goldman Sachs
Managing Director and
Portfolio Manager
Year: 2024, Committee: 5



Mike Denny
President
Batjer and Associates
Year: 2019
Committee: 2,6

Murray Edwards
Principal
The Edwards Group
Year: 2006
Committee: 1,4,5,6



Dr. Eli Jones
Former Dean of Mays
Business School, Professor
of Marketing, Lowry and
Peggy Mays Eminent
Scholar
Year: 2022, Committee: 3

Tim Lancaster
Former President and CEO
Hendrick Health System
Year: 2013
Committee: 1,2,3,4,6



Kade Matthews
Ranching &
Investments
Year: 1998
Committee: 3,5



Robert C. Nickles, Jr.
Executive Chairman
Alegacy Group, LLC
Year: 2019
Committee: 1,4,5

Johnny E. Trotter
President and CEO
Livestock Investors, Ltd.
Year: 2003
Committee: 1,3,4

COMMITTEE CHAIRS:

1. Executive Committee: F. Scott Dueser, Chairman
2. Audit Committee: David L. Copeland, Chairman
3. Compensation Committee: Tim Lancaster, Chairman
4. Nominating/Corporate Governance Committee: Murray Edwards, Chairman
5. Risk Committee: Robert C. Nickles, Jr., Chairman
6. Bank Directors' Loan Committee: Murray Edwards, Chairman

Certain statements contained in this annual report may be considered "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon the belief of the Company's management, as well as assumptions made beyond information currently available to the Company's management, and may be, but not necessarily are, identified by such words as "believes," "expect," "plan," "anticipate," "target," "forecast" and "goal". Because such forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from the Company's expectations include competition from other financial institutions and financial holding companies: the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans, fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing or saving habits; and acquisitions and integration of acquired businesses, and similar variables. Other key risks are described in the Company's reports filed with the Securities and Exchange Commission, which may be obtained under "Investor Relations-Documents and Filings" on the Company's website or by writing or calling the Company at 325.627.7155. Except as otherwise stated in this annual report, the Company does not undertake any obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. Note: Market share data is calculated from June 30, 2024, deposit information compiled by the Federal Deposit Insurance Corporation.





Cover Art:
H.C. Zachry is an artist, businessman, and community advocate in Abilene.
www.zachryart.com

FIRST FINANCIAL BANKSHARES, INC.™

400 Pine St., Abilene, TX 79601 | 325.627.7038 | ffin.com